Exhibit 99.1

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of International Financial Reporting Standards (IFRS). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of December 31, 2008 and September 30, 2009 are as follows:

Assets	09/30/2009 ThU.S.$	12/31/2008 ThU.S.$
Current assets	2,340,539	1,961,321
Other assets	8,924,159	8,277,823

Total assets	11,264,698	10,239,144

Liabilities and Shareholders’ Equity	09/30/2009 ThU.S.$	12/31/2008 ThU.S.$
Current liabilities	939,392	812,915
Long-term liabilities	4,067,717	3,418,993
Minority interest	122,954	117,682
Shareholders’ equity	6,134,635	5,889,554

Total liabilities and shareholders’ equity	11,264,698	10,239,144

Total assets increased by 9.10%, or U.S.$1,026 million, from December 31, 2008 to September 30, 2009. This increase is mainly attributable to an increase in cash and cash equivalents (financial assets), property, plant and equipment and biological assets.

Total liabilities increased by U.S.$775 million from December 31, 2008 to September 30, 2009. This increase is mainly attributable to a net increase in bank obligations, publicly issued bonds and deferred tax.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

The main financial and operating ratios are as follows:

Liquidity ratios	09/30/2009	12/31/2008
Current ratio	2.49	2.41
Acid ratio	1.57	1.23

The liquidity ratio for the current year represents an increase, due to a higher proportional increase of the current assets with respect to the current liabilities, which in turn is explained by an increase in financial assets and accounts receivables, partially offset by a decrease in inventories and biological assets and an increase in bank obligations and bonds.

The increase in the current acid ratio from 2008 to 2009 is attributable to an increase in financial assets and accounts receivables.

Debt indicators	09/30/2009	12/31/2008
Debt to equity ratio	0.80	0.70
Short-term debt to total debt	0.19	0.19
Long-term debt to total debt	0.81	0.81

	09/30/2009	09/30/2008
Financial expenses covered	2.57	5.45

Current liabilities decreased modestly from 19% of total liabilities as of December 31, 2008 to 18% of total liabilities as of September 30, 2009. The decrease is attributable to a lower proportional decrease in current liabilities and an increase in long-term liabilities, due to an increase in bank obligations.

The ratio of financial expenses covered decreased from 5.45 points in September 30, 2008 to 2.57 points in September 30, 2009. The decrease is attributable to a higher decrease in current profits related to financial expenses.

Operational ratios	09/30/2009	12/31/2008
Inventory turnover	1.72	2.61
Inventory turnover (excluding forests)	2.38	3.84
Inventory permanence (days)	157.19	137.72
Inventory permanence (excluding forests)	113.33	93.75

The ratio of inventory turnover decreased from 2.61% as of December 31, 2008 to 1.72% points as of September 30, 2009. For this reason, the inventory permanence ratio increased during the period ending September 30, 2009, due to a proportionally higher increase in production volume with regard to the increase in sales.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	09/30/2009 ThU.S.$	09/30/2008 ThU.S.$
Pulp	1,213,294	1,547,971
Sawn timber and cut wood	357,368	571,625
Plywood and fiber panels	585,863	733,107
Forestry products	60,322	79,920
Other	10,757	20,278

Total operating income	2,227,604	2,952,901

Operating costs	09/30/2009 ThU.S.$	09/30/2008 ThU.S.$
Timber	414,200	562,082
Forestry work	249,538	305,575
Depreciation	140,898	129,899
Other costs	763,106	769,553

Total operating costs	1,567,742	1,767,109

Analysis of Gross Profit

Gross Profit includes net income of U.S.$660 million in 2009 compared to U.S.$1,186 million in 2008, a decrease of U.S.$526 million caused by a proportional decrease in revenues.

Analysis of Profit before Income Tax

The Profit before Income Tax registers a profit of U.S.$202 million in 2009, compared to U.S.$553 million in 2008. The change was primarily caused as described in the following table:

Item	Million U.S.$
Gross profit	(526)
Other operating income	77
Distribution costs	66
Foreign currency exchange rate	27
Others net	5

Net change in outcome before income tax	(351)

The increase in the exchange rate difference is principally due to a strong appreciation of the dollar against the Chilean peso, the Euro and the Real, currencies in which the Company owns financial investments, tax receivables and other accounts receivables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

Profitability ratios	09/30/2009	09/30/2008
Income per share (U.S.$)	1.36	3.95
EBITDA *	488,413	817,368
Income after tax (ThU.S.$)	159,158	453,682
Gross profit ThU.S.$	659,862	1,185,792
Financial expenses ThU.S.$	(128,971)	(124,297)
*	Earnings before income tax, interest, depreciation, amortization and extraordinary items.

3.	MARKET SITUATION

Pulp

The recovery that began during the second quarter has been confirmed during the third quarter of this year. The main driver of this recovery has been the Chinese and Asian markets. In addition, the low levels of inventories in markets such as Europe and Middle East have helped prices to recover. With this situation, the pulp producers, which had decreased their production or even stopped during the last twelve months, are starting to increase production. Despite the improvement in the pulp market there are some mills that have closed permanently throughout this year.

In Asia, the activity is driven by an increase in paper production and a higher demand for pulp. Some producer countries such as Korea and Indonesia have increased their exports to the U.S. and Europe helped by lower costs and a favorable exchange rate. In other paper producer countries such as China, the domestic consumption has increased and export levels are also rising. However, the export volume is marginal compared to domestic consumption. In China projects in paper manufacturing that were stopped by the financial uncertainty have been re-activated and is expected that several new ones will be implemented by the end of this year.

The European situation is different. Although pulp prices have risen significantly and pulp demand has also risen, the activity is below previous years and the increased pulp demand is mainly explained by the replenishment of stocks rather than the increased demand for paper. The substantial fall in pulp inventories and the pressure to divert volumes from Europe to Asia have explained price increases. In general the paper market in Europe remains weak, prices have continued to decline, and only in some cases paper producers have been successful in raising paper prices. The main reason is a decline in demand and an overcapacity in paper production. During the third quarter, a new machine for paper production was implemented in Portugal with a capacity of 0.5 million tons. With this, an over capacity of 1.5 million tons is estimated. Due to this situation, European paper producers have not been able to transfer the increases of pulp prices to their final products, eroding their margins. They have only been favored by a strong Euro, which means a moderate rise of pulp in their local currency.

Middle East, Turkey and India have experienced price rises in markets normal spots in market trends and the current product obtained only by paying premiums. But while these markets are able to cross these additional prices to the final product easily.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

North America has not had a significant rebound in demand, but the prices have risen due to the effect of demand in Asia. In the U.S., the main objective of pulp producers is to produce as much as possible in order to maximize the subsidies for burning the black liquor with a small proportion of fossil fuel. This grant, which is not a tax credit but a cash payment to business, has become in some cases over 50% of the operating margin or up to U.S.$ 250 per ton of pulp. Producers are taking advantage of this subsidy that should end in December 31 of this year. However, there are doubts if this subsidy will be replaced by another, which may be equal or even more distorting than the current one which will provide close to U.S.$ 8 billion to pulp and paper producers burning the black liquor, a proven technology and in force since 1930.

Sawn Timber

The real-estate market and construction from the U.S. has remained stable during the third quarter of 2009. The construction of houses reached an annualized rate of 590.000 units in September, which is slightly higher than that achieved in the second quarter of this year. The current construction levels remain the lowest in the last 50 years. During the third quarter of this year, there was a slight rise in prices and sales volumes of moldings and sawn timber when compared with the second quarter. However, sales levels are still well below those of the third quarter of last year.

During the last quarter of this year, we are seeing a growth in demand for forest products in all markets, translated into higher prices especially in Asia and the Middle East. However, both, sales volumes and prices of forest products remain well below levels reached in the third quarter of last year.

PANELS

During the year, Panels division sales showed a decline of 19% in U.S. dollars compared to the same period last year. Meanwhile, sales volumes for the same period have increased by 3.5%. Although sales volumes have increased slightly when compared to the previous year, it has been necessary to adjust sales prices downward in order to sell those volumes in the market. The percentage mentioned above includes the acquisition of Tafisa (Brazil) in September, 2009, but excludes the energy sales both, to related companies and to the Chilean SIC energy grid.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

During this third quarter, we have seen a strong recovery in sales volumes of plywood, compared with the first half of this year (about 10% per month) translated in lower inventorty levels. Thus, slowly we have seen a higher demand and market confidence translated into stable sales to North America and increasing recovery in sales volume to Europe. Prices remain depressed but we see real signs of recovery for the end of this year, mainly in Europe due to the Euro re-valuation.

Moreover, MDF moldings sales and MDF boards sales in both the US and Latin-America, experienced an increase in volume over the first half of this year, which helped to reduce our inventory levels in Chile.

We have also seen a recovery in sales of Hardboard due to an increase in volume in of 30% compared to the first half of the year, partially offset by about 10% by lower prices, which are due to the entry into marginal markets.

In summary, we can say that a greater optimism and dynamism are perceived in the markets as compared to the first half of this year, which have helped to increase sales volume and to reduce inventory levels. Prices are beginning to rise slowly, predicting better results throughout the end of the year.

4.	ANALYSIS OF CASH FLOW

	09/30/2009 ThU.S.$	09/30/2008 ThU.S.$
Operating cash flow	551,870	605,408
Cash flow from financing activities	343,448	(244,805)
Cash flow from investment activities	(430,448)	(326,997)

Net cash flow for the period	464,870	33,606

We had a positive operating cash flow of U.S.$552 million compared to a U.S.$605 million for the same period in 2008, resulting from a decrease in client recovery, partially offset by payments to suppliers and personnel.

Cash flow from financing activities as of September 30, 2009 was a positive balance of U.S.$343 million compared to a negative balance of U.S.$245 million for the same period in 2008. This change resulted from issuing bonds, which was partially offset by a decrease in bank loans and in a dividends paid.

The investment flow presented a high negative balance at the end of the current period, due principally to fewer disbursements for acquiring biological assets and plant and equipment partially offset by an increase in investments in associates.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of September 30, 2009, a ratio of fixed rate debt to total consolidated debt of approximately 91.30%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Classified Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

CLASSIFIED FINANCIAL STATEMENT

	Note	09/30/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Assets
Current Assets
Operative Current Assets
Cash and cash equivalents	4	657,434	167,308	267,872
Financial assets at fair value through profit or loss	23	5,762	13,469	10,626
Trade and Other receivables-net	23	600,545	588,803	686,726
Related party receivables	13	3,594	5,475	11,379
Inventories	3	624,846	691,206	529,478
Biological assets	21	241,093	268,289	304,299
Prepaid expenses		63,243	74,331	54,194
Tax receivables		142,060	148,670	122,219
Other current assets		1,962	3,770	1,738
Total Operative Current Assets		2,340,539	1,961,321	1,988,531
Total Current Assets		2,340,539	1,961,321	1,988,531
Non Current Assets
Trade and Other receivables	23	8,859	7,864	17,099
Investment in associates through equity method	15	143,097	141,590	153,861
Intangible assets	20	77,625	14,469	15,640
Property, plant and equipment	7	4,991,340	4,613,199	4,609,641
Biological assets	21	3,551,305	3,384,144	3,518,720
Deferred tax assets	6	119,445	86,525	81,295
Hedge assets	23	438	0	0
Prepaid expenses		23,550	21,169	16,530
Other non-current assets		8,500	8,863	24,424
Total non-current assets		8,924,159	8,277,823	8,437,210
Total Assets		11,264,698	10,239,144	10,425,741

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Classified Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

CLASSIFIED FINANCIAL STATEMENT (continued)

	Note	09/30/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Liabilities
Current Liabilities
Operative Current Liabilities
Loans that accrue interest	23	508,102	372,622	336,363
Other financial liabilities	23	12,689	14,051	7,007
Trade and Other payables	23	332,753	309,704	309,127
Related party payables	13	10,264	9,102	8,116
Provisions	19	4,582	3,753	2,320
Current tax payables		12,992	10,325	40,960
Other liabilities		54,408	88,542	214,933
Deferred income		1,458	2,628	4,671
Post employment benefit obligations	10	2,144	2,188	2,478
Total Operative Current Liabilities		939,392	812,915	925,975
Total Current Liabilities		939,392	812,915	925,975
Non Current Liabilities
Loans that accrue interest	23	2,650,863	2,279,321	2,381,329
Provisions	19	37,558	5,585	6,271
Deferred tax liabilities	6	1,239,823	1,091,697	1,093,597
Other liabilities		116,256	24,045	35,446
Deferred income		269	236	299
Post employment benefit obligations	10	22,948	18,109	19,445
Total non-current liabilities		4,067,717	3,418,993	3,536,387
Net Equity
Net equity attributable to parent company net equity instrument holders
Issued capital		353,176	353,176	353,176
Other reserves		4,383	(139,238)	0
Retained profit/loss (accumulated losses)		5,777,076	5,675,616	5,465,431
Net equity attributable to parent company net equity instrument holders		6,134,635	5,889,554	5,818,607
Minority interest		122,954	117,682	144,772
Total net equity		6,257,589	6,007,236	5,963,379
Total net equity and liabilities		11,264,698	10,239,144	10,425,741

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Income Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

FINANCIAL INCOME STATEMENT BY ACTIVITY

	Note	January-September		July-September
		2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Profit (loss) from operations
Revenue	9	2,227,604	2,952,901	834,664	968,197
Cost of sales		(1,567,742)	(1,767,109)	(559,331)	(620,197)
Gross profit		659,862	1,185,792	275,333	348,000
Other operating income	1	157,644	81,024	56,849	39,573
Marketing costs		(5,019)	(7,130)	(2,161)	(3,649)
Distribution costs		(289,932)	(356,324)	(107,011)	(123,554)
Research and development		(868)	(765)	(166)	(171)
Administrative expenses		(169,604)	(189,209)	(61,075)	(58,777)
Other operating expenses		(43,312)	(33,157)	(18,333)	(10,545)
Financial costs	1	(128,971)	(124,297)	(45,526)	(33,284)
Share of profit/(loss) of associates through equity method		5,682	5,057	(265)	2,562
Exchange rate differences	11	21,161	(6,249)	20,766	(32,141)
Profit/(loss) due to write off non-current asset accounts not available for sale	1	(3,877)	(1,250)	467	(82)
Other profit (losses)		(419)	(511)	29	0
Profit (loss) before income tax		202,347	552,981	118,907	127,932
Income tax expenses/(income)	6	(43,149)	(99,299)	(23,376)	(15,392)
Profit (loss) from continuing operations after tax		159,198	453,682	95,531	112,540
Profit (Loss) from Discontinued operations, Net of Tax		0	0	0	0
Profit (loss)		159,198	453,682	95,531	112,540
Profit (Loss) attributable to equity holders
Profit (loss) attributable to equity instrument holders in net equity of the parent company		153,373	447,035	93,330	114,519
Profit (loss) attributable to minority interest		5,825	6,647	2,201	(1,979)
Profit (loss)		159,198	453,682	95,531	112,540
Ordinary Shares
Basis earnings (losses) per share		0.0014069	0.0040095	0.0008443	0.0009946
Earning (losses) per share from discounting operations		0	0	0	0
Earning (losses) per share from continuing operations		0.0014069	0.0040095	0.0008443	0.000946

Comprehensive Income Statement		January-September		July-September
		2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Profit (loss)		159,198	453,682	95,531	112,540
Other income and expenses with charge or credit to net equity
Cash flow hedges		(4,300)	0	313	0
Currency translation differences		159,170	(52,034)	61,106	(112,313)
Adjustments associated		760	(1,985)	(368)	(417)
Income tax related to components of other income and expenses or payment in equity		731	0	(53)	0
Other income and expenses charged to or credit to net equity		156,361	(54,019)	60,998	(112,730)
Comprehensive income statement		315,559	399,663	156,529	(190)
Comprehensive Income and Expense Statement Attributable to:
Comprehensive income and expenses statement attributable to majority shareholders		296,994	396,776	149,609	11,476
Comprehensive income and expenses statement attributable to minority shareholders		18,565	2,887	6,920	(11,666)
Total comprehensive income and expense		315,559	399,663	156,529	(190)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statementof Changes in Net Equity

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

STATEMENT OF CHANGES IN NET EQUITY

09/30/2009	Ordinary Shares	Reserves			Changes in Retained Earnings (Accumulated Losses) ThU.S.$	Changes in Equity Attributable to Parent Company Shareholders, Total ThU.S.$	Changes in Minority Interests ThU.S.$	Changes in Net Equity Total ThU.S.$
	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Other Reserves ThU.S.$
Opening balance at 01/01/2009	353,176	(136,223)	0	(3,015)	5,675,616	5,889,554	117,682	6,007,236
Changes
Comprehensive income and expenses statement	0	146,430	(3,569)	760	153,373	296,994	18,565	315,559
Cash dividends declared	0	0	0	0	(51,913)	(51,913)	0	(51,913)
Other increases (decreases) in net equity	0	0	0	0	0	0	(13,293)	(13,293)
Changes in equity	0	146,430	(3,569)	760	101,460	245,081	5,272	250,353
Closing balance at 09/30/2009	353,176	10,207	(3,569)	(2,255)	5,777,076	6,134,635	122,954	6,257,589

09/30/2008	Ordinary Shares	Reserves			Changes in Retained Earnings (Accumulated Losses) ThU.S.$	Changes in Equity Attributable to Parent Company Shareholders, Total ThU.S.$	Changes in Minority Interests ThU.S.$	Changes in Net Equity Total ThU.S.$
	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Other Reserves ThU.S.$
Opening balance previous period 01/01/2008	353,176	0	0	0	5,465,431	5,818,607	144,772	5,963,379
Changes
Comprehensive income and expenses statement	0	(48,274)	0	(1,985)	447,035	396,776	2,887	399,663
Cash dividends declared	0	0	0	0	(192,261)	(192,261)	0	(192,261)
Other increases (decreases) in net equity	0	0	0	0	0	0	(15,259)	(15,259)
Changes in equity	0	(48,274)	0	(1,985)	254,774	204,515	(12,372)	192,143
Closing balance at 09/30/2008	353,176	(48,274)	0	(1,985)	5,720,205	6,023,122	132,400	6,155,522

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statement of Cash Flow

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

STATEMENT OF CASH FLOWS-DIRECT METHOD

Cash Flows from (used in) Operating, Direct Method	09/30/2009 ThU.S.$	09/30/2008 ThU.S.$
Collection of trade accounts receivable	2,504,731	3,052,286
Research and development disbursements	(868)	(765)
Payments to suppliers	(1,879,819)	(2,264,171)
Paid salaries	(137,311)	(143,448)
Payments received and forwarded by the Value Added Tax	124,805	119,487
Other collections (payments)	11,905	2,895
Cash flows by (used in) Operating, Total	623,443	766,284
Cash flows by (used in) Other Operating Activities
Amounts received from interest received classified as operating	17,028	5,797
Amounts received from interest received classified as operating	14,928	14,846
Interest payments classified as operating	(120,884)	(123,989)
Amounts received by the Income Tax Returned	61,973	36,949
Income tax payments	(44,618)	(94,479)
Cash flows by (used in) other Operating Activities, Total	(71,573)	(160,876)
Cash flows net of (used in) Operating Activities	551,870	605,408
Cash flows from (used in) Investing Activities
Proceeds from sale (disappropriation) of property, plant and equipment	1,307	1,014
Proceeds from sale (disappropriation) of biological assets	1,793	4,804
Proceeds from sale (disappropriation) of subsidiaries, net of cash expropriated	7	0
Other cash flows from (used in) investing activities	38	167
Purchase of property, plant and equipment	(188,135)	(239,215)
Payments for goodwill purchase	(966)	0
Payments for biological assets purchase	(78,714)	(85,282)
Payments for acquiring subsidiaries	(165,617)	0
Payments for acquiring associates	0	(7,353)
Other investing disbursements	(161)	(1,132)
Cash flows from (used in) Investing Activities	(430,448)	(326,997)
Cash flows from (used in) Financing Activities
Loans obtained	687,104	613,455
Bonds issued	636,457	0
Loan payments	(879,286)	(648,331)
Dividend payments to minority interests	(13,323)	(12,832)
Dividend payments by the reporting entity	(88,449)	(197,097)
Other Cash Flows from (Used in) Financing Activities	945	0
Cash flows from (used in) Financing Activities	343,448	(244,805)
Net increase (decrease) of Cash and Cash Equivalents	464,870	33,606
Effect of exchange rate variations on cash and cash equivalents	25,256	(21,797)
Cash and cash equivalents, shown in the cash flow statement, at the beginning of the year	167,308	267,872
Cash and cash equivalents, shown in the cash flow statement, at the year end	657,434	279,681

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 1. PRESENTATION OF FINANCIAL STATEMENTS (IAS 1)

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. and Subsidiaries (hereinafter “Arauco”), was registered in the Superintendency of Securities and Insurance Securities Registry as No. 042 on June 14, 1982, therefore being subject to audit by this Superintendency.

Forestal Cholguán S.A., subsidiary of Arauco, is also registered on the Registry of Securities (Register No. 030).

Name of Reporting Entity on Preceding Balance Date

Celulosa Arauco y Constitución S.A. and Subsidiaries (hereinafter “Arauco”).

Company’s Registered Office or Head office address

El Golf Avenue 150, floor 14, Las Condes.

Legal Structure of Reporting Entity

Privately Held Corporation.

Nature of Operations and Main Activities

Arauco is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and fiberboard panels, Sawn Timber and Forestry.

Name of Parent Company

Empresas Copec S.A.

Name of Group’s Controller

AntarChile S.A.

Ongoing Concern Information

The Arauco Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

Financial Statements presented by Arauco as at September 30, 2009:

•	Statement of Classified Balance Sheet

•	Financial Income Statement by Activity

•	Statement of Changes in Net Equity

•	Statement of Cash Flows – Direct Method

•	Disclosure of Explanatory Information (notes)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Period Covered by the Financial Statements

January 1, 2009 to September 30, 2009.

Date of Approval of Financial Statements

The issuance of these interim consolidated financial statements for the period of nine months finished on September 30, 2009 was approved by the Board in Extraordinary Session No. 411 on November 24, 2009.

Functional Currency

Arauco has defined the US Dollar as its main functional currency, as most of the Companies operations are a result of exports, and costs to a large extent are related to or index-linked to the US Dollar.

Presentation Currency

US Dollar.

Precision Level on the Financial Statements Figures

Financial Statements are presented in thousand of United States Dollars, without decimals.

Information required by IFRS which was not presented in the financial statements

All information required by the IFRS is presented in these financial statements.

Additional Information Relevant to the Understanding of the Financial Statements

The Company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are entities that as a whole qualify as Special Purpose Entities, as they maintain exclusive contracts with Arauco for wood provision, forward purchase of land, and a forest administration contract.

Compliance and Adoption of IFRS

The accompanying Financial Statements of Arauco include all significant aspects of the balance sheet, statements of income of its operations and cash flows in accordance with International Financial Reporting Standards.

This presentation is required to express a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

IFRS Compliance Declaration

The accompanying Financial Statements of Arauco include the balance sheet, the statement of income and cash flows in accordance with International Financial Reporting Standards.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Capital Information

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management aim at:

a)	Guaranteeing business continuity and normal operations in the long term.

b)	Providing all financing needs for new investments to achieve sustainable growth over time.

c)	Maintenance of an adequate capital structure considering all economic cycles that impact the business and the nature of the industry.

d)	Maximizing the company’s value, as well as providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its equity at book value plus its financial liabilities (bank borrowings and bonds).

Quantitative Information on Capital Management

Financial guarantees of the Company are as follows:

Instrument	Amount at 09/30/2009 (ThU.S. $)	Amount at 12/31/2008 (ThU.S. $)	Equity >= ThU.S. $ 2,500,000	Equity Hedging >= 2,0x	Debt Level(1) <= 1,2x	Debt Level(2) <= 0,75x
Local Bonds	366,981	203,668	N/A	N/A	✓	N/A
Syndicated Bank Loans	0	160,378	✓	✓	✓	N/A
Forestal Río Grande S.A. Loan	147,491	173,627	N/A	✓(3)	N/A	✓(3)
Bilateral Bank Loan	241,773	241,026	N/A	✓	✓	N/A
Other Loans	169,789	41,860	No Safeguards Required
Foreign Bonds	2,232,251	1,829,990	No Safeguards Required

N/A:	Not applicable for the instrument

(1)	Debt Level (financial debt divided by: equity plus minority interest)

(2)	Debt Level (financial debt divided by: total assets)

(3)	Financial guarantees on credits taken by Forestal Río Grande S.A. only apply to financial statements of that company

Debt instruments ratings at September 30, 2009 are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local Bonds	—	AA	—	AA
Foreign Bonds	BBB+	BBB+	Baa2	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Capital requirements are incorporated based on the company’s financial needs and on maintaining an adequate liquidity level and complying with financial guarantees established in current debt contracts. The company manages its capital structure and makes adjustments based on the predominant economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the company’s level of liquidity.

Capital (in Thousand of US Dollars) as at September 30, 2009 and December 31, 2008:

In ThU.S.$	09/30/2009	12/31/2008	01/01/2008
Equity	6,134,635	5,889,554	5,818,607
Bank Loans	559,053	616,891	874,032
Finance Leases	680	1,394	3,597
Bonds	2,599,232	2,033,658	1,840,063

Capital	9,293,600	8,541,497	8,536,299

External Capital Requirements to which the Company is subject to during the Current Period

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure the compliance of either bank loans or bond payments, which provide guidelines on the adequate capital ranges for compliance with these requirements.

Non-Compliance Consequences, When the Company does not comply with External Requirements

Arauco fulfilled all its external requirements.

Disclosure of Information on Key Assumptions for Estimating Uncertainty

Arauco considers it improbable that future uncertainty risks may result in any significant adjustment to book value of assets and liabilities within the next financial period.

Summary of significant accounting policies

The accompanying consolidated financial statements as of September 30, 2009 were prepared in accordance with in force IFRS accounting policies, uniformly applied to all items in these Consolidated Financial Statements.

Summary of Significant Accounting Policies

a) Basis for Presentation of interim financial information

These interim condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), which have been adopted in Chile under title: Financial Reporting Standards in Chile (NIFCH) and represent the wholesale adoption, explicitly and without reservation of the mentioned international standards.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

The interim consolidated financial statements have been prepared under the historic cost convention, as modified by the revaluation of biological assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

b) Critical accounting estimates and judgments

The preparation of consolidated interim financial statements in accordance with IFRS requires management to make subjective estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates. Management believes that the accounting policies below represent those matters requiring the exercise of judgment where a different opinion could result in the greatest changes to reported results.

•	Property, Plant and Equipment

For property, plant and equipment in an acquisition, an external advisor is used to perform a fair valuation of the acquired fixed assets and to assist in determining their remaining useful lives.

The carrying amounts of fixed assets are reviewed at each Balance Sheet date or whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is estimated as the higher of fair value less the cost to sell and the value in use, with an impairment charge being recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

•	Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

•	Income Taxes

Tax assets and liabilities are reviewed on a periodic basis and balances are adjusted as appropriate. Management considers that adequate provision has been made for future tax consequences based upon current facts, circumstances and tax law. However, should any tax positions be challenged and not prevail, different outcomes could result and have a significant impact on the amounts reported in the consolidated financial statements.

•	Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations, that is on the basis of sustainable forest management plans considering the potential growth of forests. This recovery is performed on the basis of each stand identified and for each type of tree species

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as administer regular surveys of the forest to establish the volumes of wood available for harvesting and their current growth rates.

c) Consolidation

The condensed consolidated interim financial statements include all entities over which Arauco has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

Unrealized earnings from subsidiary operations have been eliminated from the condensed consolidated financial statements and minority shareholder equity is recognized in the equity balance.

Consolidated financial statements for the period January 1, 2009 to September 30, 2009 include subsidiary balances shown in Note 13, Fondo de Inversión Bío Bío balances, and its subsidiary Forestal Río Grande S.A., both of which qualify as Special Purpose Entities.

Some consolidated subsidiaries report legal financial statements in Brazilian Reales and Chilean Pesos. For consolidation purposes, they have been translated as indicated in Note 11.

d) Segments

Arauco operates principally in four identifiable product segments, which comprise the production and sales of goods for (i) pulp products, (ii) forestry products, (iii) wood products and (iv) plywood and fiberboards panels. Pulp products include bleached and unbleached wood pulp products. Forestry products include sawlogs and pulpwood. Wood products include flitches, sawn timber (lumber) and remanufactured wood products. Plywood and fiberboard panels are consumer products manufactured at production facilities. Other services and products include mainly port services and chemical products sales.

e) Functional currency

(i) Functional currency

Arauco’s entities are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The condensed consolidated interim financial statements are presented in United States dollars, which is the Company’s functional currency and Arauco’s presentation currency.

(ii) Foreign Currency Translations – Subsidiaries

The Income Statements of subsidiaries, whose functional and presentational currencies are not the US dollar, are translated into the Arauco reporting currency using the average exchange rates monthly, whereas the Balance Sheets of such subsidiaries are translated using the exchange rates at the reporting date. Exchange differences arising from the retranslation of the net investments in foreign entities, being non-US dollar foreign subsidiary, are recorded directly in shareholders’ equity in Conversion reserves, as shown in the unaudited condensed consolidated statement of changes in equity. The cumulative translation differences of divestments and liquidations are combined with their gain or loss on disposal.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Gains and losses on foreign currency resulting from the settlement of such transactions and from the conversion at the closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except that which matches the deferral in net equity, such as those derived from cash flow hedges and hedges of net investments.

f) Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on call at banks and other liquid investments with an original maturity of less than three months.

g) Financial Instruments

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category is acquired principally for the purpose of selling in the short term. Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as current assets.

Regular purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset.

A financial asset carried at fair value through profit or loss is initially recognized at fair value, and transaction costs are expended in the income statement. They are subsequently recorded at fair value with an effect on income also.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months from the balance sheet date, which are classified as non-current assets. Loans and receivables include trade receivables and other receivables.

Loans and receivables are recorded at amortized cost according to the method of the effective interest rate under the provision of bad debts.

(iii) Financial liabilities valued at amortized cost (loans)

Loans, public obligations and liabilities of similar nature are recognized initially at fair value, net of transaction costs incurred. In subsequent periods, they are stated at amortized cost; any difference between proceeds (net of transaction costs), and redemption value is recognized in the income statement over the life of the debt according to the method of the effective interest rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Financial obligations are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date.

(iv) Creditors and other payables

These instruments are initially recorded at fair value and subsequently at amortized cost using the effective interest rate method.

(v) Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the Income Statement within Other Operating Income or Financial Costs, respectively.

h) Inventories

Inventories are reported at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and general manufacturing expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Net realizable value is the estimated selling price in the normal course of business, less cost of sale.

Where market conditions result in the manufacturing costs of a product exceeding its net realizable value, a valuation allowance is made. This provision also includes amounts relative to obsolescence resulting from slow moving and technical obsolescence.

i) Investments in subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

All intercompany transactions, receivables, liabilities and unrealized profits, are eliminated.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Accounting policies for subsidiaries will be adjusted if necessary to ensure consistency with the policies adopted by Arauco. Minority Interests are presented as a separate component of equity.

j) Investments in associates

Associates are entities over which the Group exercises significant influence but not control, generally holding between 20 and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost and their book net equity is increased or decreased for the related proportion to be recognized in the income statement and comprehensive income statement of the period as a result of adjustments of conversion arising from the financial statement conversion into other currencies. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss).

k) Intangible assets

(i) Computer Software

Computer software programs are capitalized in terms of the costs incurred to make it compatible with specific programs. These costs are amortized over their estimated useful lives.

(ii) Goodwill

The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized but tested for impairment at least annually.

(iii) Water-rights

Water-rights are recognized at historical cost and have unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized but are subject to periodic impairment tests.

l) Property, plant and Equipment

Property, plant and equipment are stated at historical cost less depreciation and the correspondent accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

Asset depreciation is calculated using the straight-line method, considering any adjustments for impairment. The balance sheet value represents cost less accumulated depreciation and any impairment charges.

The useful lives of property, plant and equipment are determined according to expected use of the assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, periodically.

m) Leases

Fixed asset leases in which Arauco substantially holds all ownership risks and advantages are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Leases in which significant risks and rewards are not transferred are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

n) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are shown on the Balance Sheet at market value. Group forests are thus accounted for at fair value less estimated point-of sale costs at harvest, considering that the fair value of these assets can be measured reliably. The valuation of forest is consistent with Group accounting policies.

The valuation of forest plantations assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, that is, based on sustainable forest management plans taking into account growth potential. This valuation is performed on each identifiable farm block basis and for each type of tree.

Forest plantations shown as current assets are those that will be harvested and sold in the short term.

Biological growth and changes in fair value are recognized in the income statement within Other operating income.

o) Deferred income tax

Deferred income tax is recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the condensed consolidated financial statements. However, the deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or the balance sheet date that is expected to apply when the related deferred income tax asset or the deferred income tax liability is settled.

The deferred income tax assets are recognized to the extent that it is probable that future taxable benefits profit will be available against which temporary differences can be utilized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

p) Provisions

Provisions are recognized when the Company has a current legal or constructive obligation as a result of past events; it is probable that an outflow will be required to settle the obligation; and the amount has been reliably estimated.

q) Revenue recognition

Revenues are recognized after Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither a continuing right to dispose of the goods, nor effective control of those goods; this means that revenues are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

Revenues from inter-segment sales (which are made at prices that approximate market prices), are eliminated in the consolidated financial statements.

r) Minimum dividend

As a general policy on dividends, in all future tax periods the Company expects to maintain a share of around 40% of net profits to be distributed for each tax year; considering a provisional dividend share distribution at year end. The minimum dividend is recognized at the end of each financial period.

s) Impairment

The carrying amounts of property, plant and equipment are subject to impairment tests whenever some event or change in business circumstances indicates that the book value of assets may not be recoverable, whereas goodwill is tested annually. The recoverable amount of an asset is estimated as the higher of net selling price and value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however, not to an extent higher than the carrying amount that would have been determined and recognized in prior years. For goodwill, however, a recognized impairment loss is not reversed.

t) Employee Benefit costs

The Company has severance payment obligations. These are paid to some workers according to conditions established within collective or individual contracts.

u) Employee vacations

Arauco recognizes the expense for employee vacation on an accrual basis and recorded at nominal value.

This concept is presented in the State of Financial Position in the line trade payables and other payables, current.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

v) Joint Venture Equity

Joint venture equity is recognized using the equity method.

w) Business Combinations

Business combinations are recognized using the purchase method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of the acquired business at fair value.

The goodwill acquired in a business combination is initially measured at cost being the excess of cost of business combination over the interest of the company in the net fair value of assets, liabilities and contingent liabilities of the acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to cash generating unit of the group or groups of cash generating units expected will benefit from the synergies of the combination without prejudice to whether other assets or liabilities of the Group are assigned to those units or groups of units.

x) Recent accounting pronouncements

The following standards and interpretations have been issued which are not applicable to Arauco as of September 30, 2009:

Rules and amendments	Content	Mandatory application date
IFRS 1: Revised	First time adoption of International Reporting Standards	Periods beginning on or after 1 July 2009

Amendments to IFRS 3 Revised	Business Combinations	Periods beginning on or after 1 July 2009

Amendments to IAS 39 and IFRS 7	Reclassification of financial assets and clarification of effective date	Periods beginning on or after 1 July 2009

Amendments to IFRIC 9 and IAS 39	Embedded derivatives	Periods beginning on or after 1 July 2009

Amendment to IAS 39	Eligible hedged items	Periods beginning on or after 1 July 2009

Amendment to IAS 27	Consolidated and Separate Financial Statements	Periods beginning on or after 1 July 2009

IFRIC Interpretation 17	Distributions of non-cash assets to owners	Periods beginning on or after 1 July 2009

IFRIC Interpretation 18	Transfers of assets from customers	Periods beginning on or after 1 July 2009

Arauco believes that the adoption of standards, amendments and interpretations, described above, will have no significant impact in the financial statement of the company in the period of initial application.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Information on Capital Issued

Subscribed and paid-in Capital amounts to ThU.S. $353,176.

100% of capital corresponds to ordinary shares

	09/30/2009	12/31/2008
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$ 0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,176

Rights, Privileges and Restrictions by Type of Capital in Ordinary Shares

Liabilities presented under Obligations with Banks and Financial Institutions and with the Public have certain financial restrictions the Parent Company must comply with; otherwise, debt under these contracts can become payable.

Financial restrictions are the following:

i)	Debt ratio must not exceed 1.2

ii)	Net minimum equity must not be less than US$ 2,500 million

iii)	Interest hedging index cannot be less than 2.0

At closing date Arauco had complied with the totality of these restrictions.

	09/30/2009	12/31/2008
Number of Shares Issued and Completely Paid by Type of Capital in Ordinary Shares	113,152,446

Disclosure of information on Dividends paid to Ordinary Shares

Dividends paid as of September 30, 2009 and the corresponding amount per share:

Detail of Paid Dividend, Ordinary Shares	Final Dividend – Interim Dividend
Description of Paid Dividend, Ordinary Shares	Final Dividend
Description of Type of Shares for which there is a Paid Dividend, Ordinary Shares	Unlisted Ordinary Shares
Date of Paid Dividend, Ordinary Shares	05-07-09
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 88,449
Number of Shares of which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.781676137

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Dividends paid during financial year 2008 and the corresponding amount per share:

Detail of Paid Dividend, Ordinary Shares	Final Dividend – Interim Dividend
Description of Paid Dividend, Ordinary Shares	Final Dividend
Description of Type of Shares for which there is a Paid Dividend, Ordinary Shares	Unlisted Ordinary Shares
Date of Paid Dividend, Ordinary Shares	05-07-08
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 214,885
Amount of Tax on Dividends, Ordinary Shares	—
Amount of Dividend, Net of Tax, Ordinary Shares	ThU.S. $ 214,885
Number of Shares of which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	US$ 1.89907

Details of Dividends Paid, Ordinary Shares	Final Dividend – Interim Dividend
Description of Dividends Paid, Ordinary Shares	Interim Dividend
Description of Type of Shares for which there is a Paid Dividend, Ordinary Shares	Ordinary Shares unlisted
Date of Paid Dividend, Ordinary Shares	12-10-08
Amount of Dividend, Ordinary Shares, Gross	ThU.S. $ 100,932
Number of Shares in which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	US$ 0.89199

Disclosure of Information on Reserves

Other Reserves consist of Conversion Reserves, Hedge Reserves and Other Reserves. Arauco does not have restrictions associated with these reserves.

Conversion Reserves

This corresponds to a difference in foreign currency translation as compared to the Group’s subsidiaries, which do not use the US Dollar as functional currency.

Hedge Reserves

Corresponds to part of the gain or actual loss of existing coverage swaps by Arauco at September 30, 2009.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of other Information

Below are balances of Other Operating Income, Financing Costs and Profit (loss) from the derecognition of non current assets as of September 30, 2009 and 2008, respectively.

	January - September		July-September
	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Types of Other Operating Income
Other Operating Income, Total	157,644	81,024	56,849	39,573
Interest income	10,861	18,529	5,258	6,321
Gain from changes in fair value of biological assets	115,017	39,435	39,097	25,549
Other operational income	31,766	23,060	12,494	7,703
Types of Financing Costs
Financing Costs, Total	(128,971)	(124,297)	(45,526)	(33,284)
Interest Expenses	(118,076)	(108,497)	(41,338)	(30,049)
Interest on bank loan	(118,076)	(108,497)	(41,338)	(30,049)
Other financing costs	(10,895)	(15,800)	(4,188)	(3,235)
Types of Profit (Loss) from derecognition of Non current Asset Accounts and Not Held for Sale
Total	(3,877)	(1,250)	467	(82)
Property, plant and equipment	(1,616)	(779)	130	211
Biological asset	(2,103)	(471)	195	(293)
Other non-current assets	(158)	0	142	0
Types of Equity Profit (Loss) from Investments accounted for by the Equity Method
Equity Profit (Loss) from investments accounted for by the Equity Method	5,682	5,057	(265)	2,562
Associates accounted for by the Equity Method	5,682	5,057	(265)	2,562

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS 1)

Arauco’s financial statements for the year ending December 31, 2009 will be the first annual financial statements that comply with IFRS. The Company has applied IFRS 1 in preparing these condensed interim consolidated financial statements.

Arauco’s transition date is January 1, 2008. The Company prepared its opening IFRS balance sheet at that date. Arauco’s adoption date is January 1, 2009.

To prepare the aforementioned consolidated financial statements in accordance with IFRS 1, all mandatory exemptions and some of the optional exemptions from retrospective application of the IFRS have been applied.

Retrospective exemptions selected by Arauco

(a) Business combination

Arauco has applied the IFRS 1 exemption for business combinations, which allows business combinations prior to the transition date not to be restated. Therefore, businesses combinations that took place before the transition date of January 1, 2008 have not been restated.

(b) Fair Value or revaluation as deemed cost

At the IFRS transition date the Company chose fair value with regards to property, plant and equipment of its pulp plants for both Arauco and Constitución in Chile, Misiones in Argentina and its panel plants and sawmills in Brazil, and used fair value as the initial historical cost, pursuant to IFRS 1. The fair value of Property, plant and equipment was measured by independent, external appraisal experts who determined new initial historical values, useful life and residual values.

(i)	Fair Value of Property, Plant and Equipment as Deemed Cost

The total amount of appraised assets corresponding to Property, plant and equipment of pulp plants belonging to both Arauco and Constitución in Chile, Misiones in Argentina and its panel production plants and sawmills in Brazil at the transition date was ThU.S.$1,526,822.

(ii)	Book value adjustments in Property, Plant and Equipment according to previous GAAP.

Appraisal adjustments amounted to ThU.S.$ 800,249

(c) Designation of financial assets and financial liabilities exemption

The Company reclassified various securities as financial assets at fair value through profit and loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

(d) Employee benefits

The Company has elected to recognize all cumulative actuarial gains and losses as of at January 1, 2008.

(e) Cumulative Translation Differences

Arauco has elected to set the previously accumulated cumulative translation differences to zero at January 1, 2008. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

Enforcement date of First Adoption of Financial Statements in accordance with IFRS

The IFRS adoption date is January 1, 2009.

Financial Statements Transition date to IFRS

The transition date to IFRS is January 1, 2008.

Comparative Information for First Time IFRS Adoption

Arauco has considered the year 2008 for comparative purposes in IFRS adoption.

Interim Financial Statements Covered by First Financial Statements in accordance with IFRS

The interim consolidated financial reports to March 31, 2009 are the first financial statements presented in accordance with IFRS.

Explanation of IFRS Transition

The Reconciliation Summary below quantifies the impact of IFRS transition on Arauco.

Previous GAAP Equity Reconciliation and IFRS Equity at transition date

1. - Reconciliation Summary of consolidated net equity

	12/31/2008 ThU.S.$	09/30/2008 ThU.S.$	01-01-2008 ThU.S.$	Note
Total net equity according to Chilean Accounting Principles	5,690,914	5,608,881	5,480,420
Property, plant and equipment	862,942	849,356	800,249	a	)
Consolidation of Special Purpose Entities	62,368	70,134	78,960	b	)
Biological Assets	(141,203)	91,280	44,776	c	)
Functional Currency	(126,785)	(20,025)	37,606	d	)
Negative Goodwill	93,345	94,787	99,338	e	)
Minimum Dividend	(88,492)	(192,294)	(214,936)	f	)
Financial instruments	23,686	17,850	22,521	g	)
Deferred taxes	(389,215)	(404,441)	(416,792)	h	)
Cumulative effect of other minor concepts	19,676	39,994	31,237

Total net equity according to IFRS	6,007,236	6,155,522	5,963,379

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

2.- Reconciliation Summary of consolidated net result

	12/31/2008 ThU.S.$	09/30/2008 ThU.S.$	July-September ThU.S.$	Note
Total net effect according to Chilean Accounting Principles	479,801	486,231	129,667
Changes in depreciation in property, plant and equipment	59,030	48,538	16,250	a	)
Valuation of agricultural products at fair value	(165,935)	(121,778)	(54,677)	c	)
Valuation of biological assets at fair value	65,201	39,393	25,507	c	)
Affiliate earnings conversion to functional currency for currencies different to the dollar	(39,674)	(17,436)	(19,554)	d	)
Adjustment for deferred taxes as a result of IFRS	19,040	21,561	7,478	h	)
Other non significant adjustments	(12,418)	(2,827)	7,869

Total net effect according to IFRS	405,045	453,682	112,540

Description of adjustments

(a) Property, plant and equipment adjustment

The Company has applied the fair value as deemed cost exemption to pulp plants, land, buildings, and equipment owned in both Arauco and Constitución in Chile, Misiones in Argentina, and the panel plant and sawmill in Brazil. This adjustment increased equity. As a result of this change in value, and the modification of their useful life and residual values, depreciation for the period was also impacted. Further, given the fact that depreciation is included within the cost of inventories, the cost of these was also modified.

The fair value of the assets where the fair value as deemed cost method was applied amounted to ThU.S.$ 1,526,822 at January 1, 2008.

(b) Consolidation of special purpose entities

Under IFRS, as determined by IAS 27 Consolidated and separate financial statements and SIC 12 Consolidation – special purpose entities, Arauco consolidated the assets and liabilities of Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. because it was determined that control existed. The consolidation of this entity had an impact on equity. The assets and liabilities assumed include the following:

	12/31/2008 ThU.S.$	09/30/2008 ThU.S.$	01/01/2008 ThU.S.$
Property, plant and equipment	56,758	56,744	56,838
Biological assets	171,284	181,931	222,217
Other assets	22,004	20,467	7,658
Financial liabilities	(187,678)	(189,008)	(207,753)
Minority interest in equity	62,368	70,134	78,960

(c) Biological assets adjustment

Management decided that future cash flows shall be the criteria to be used to determine the fair value of biological assets under IFRS. This differs from criteria used under Chilean GAAP where biological assets were valued using standard commercial margins for forests with harvesting volume and plantation costs for biological assets with no harvesting volume.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Under IFRS, biological growth is recognized within the income statement, impacting earnings at each ending period. Further, given the change in the value of biological assets, the cost of inventories has also been impacted.

(d) Functional currency adjustment

This adjustment is comprised of the following:

Impact within equity	12/31/2008 ThU.S.$	09/30/2008 ThU.S.$	01/01/2008 ThU.S.$
Historical dollar conversion (i)	41,331	41,331	41,331
Functional currency of subsidiaries in Brazil (ii)	(168,116)	(61,356)	(3,725)

(i)	The Company determined that the functional currency for the majority of the Group’s companies is the US dollar, and proceeded to convert all its non-monetary assets and liabilities, particularly those related to Property, plant and equipment, to US dollars, using historical exchange rates at the time of the construction or acquisition of the assets.
(ii)	The Brazilian Real was determined to be the functional currency for subsidiaries in Brazil. Under Chilean GAAP these companies used the US dollar as their functional currency. For this reason, the subsidiaries in Brazil adjusted their assets, liabilities and equity from historical US dollars to historical Reales. This change in functional currency has a future impact on the cumulated translation differences account within equity.

(e) Negative goodwill adjustment

Under Chilean GAAP, negative goodwill was recorded within the balance sheet and amortized to profit and loss. As described by IFRS 3, the higher balances of investment securities (negative goodwill) at the transition date were adjusted against the accumulated results.

(f) Minimum dividend adjustment

The Company’s dividend policy established a yearly distribution of 40% of net profits. This policy is established each year at the General Shareholders’s Meeting.

(g) Financial instruments adjustment

Impact within equity	12/31/2008 ThU.S.$	09/30/2008 ThU.S.$	01/01/2008 ThU.S.$
Derivative valuation adjustment (swap) (i)	12,594	8,078	9,750
Present value of liabilities (ii)	9,011	7,543	10,099
Bonds obligation at effective rate (iii)	2,081	2,229	2,672

(i)	This derivative is recorded as a hedging instrument under Chilean GAAP. However, under IFRS hedge accounting has not been applied and, therefore has been recorded within earnings.
(ii)	This adjustment relates to the present value calculation of a liability in the Company’s subsidiary Placas do Paraná S.A. in Brazil.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

(iii)	Under Chilean GAAP, interest is accrued using the nominal interest rate. Under IAS 39 Financial instruments: recognition and measurement, financial liabilities not at fair value through profit and loss must be valued using the effective interest method.

(h) Deferred tax adjustment

Impact within equity	12/31/2008 ThU.S.$	09/30/2008 ThU.S.$	01/01/2008 ThU.S.$
Deferred taxes from IFRS adjustments (i)	(323,398)	(338,262)	(350,413)
Elimination of complementary accounts (ii)	(3,009)	(3,371)	(3,571)
Unrecognized deferred taxes for biological assets (iii)	(62,808)	(62,808)	(62,808)

(i)	Corresponds to deferred taxes arising from assets and liabilities adjustments to IFRS, which constitute a temporary difference between financial basis and taxable basis. The main components are the following:

Deferred taxes	12/31/2008 ThU.S.$	09/30/2008 ThU.S.$	01/01/2008 ThU.S.$
Deferred tax adjustment to functional currency of Chilean companies	(7,026)	(7,026)	(7,026)
Deferred taxes for adjustment to property, plant and equipment valuation	(309,113)	(305,148)	(305,298)
Deferred taxes for biological assets valuation	(8,757)	(20,219)	(33,444)
Deferred taxes for derivative instrument (Swap) adjustment at fair value	(1,161)	(1,373)	(1,658)
Deferred taxes for other IFRS adjustments	2,659	(4,496)	(2,987)

Total	(323,398)	(338,262)	(350,413)

(ii)	Under Chilean GAAP, all temporary differences arising prior to the year 1999 were recorded against “complementary accounts”. These accounts would then reverse when the related temporary difference would reverse. Under IFRS, these “complementary accounts” are not allowed and, therefore must be adjusted against retained earnings.
(iii)	Certain deferred taxes related to biological assets were exempt from being recognized under Chilean GAAP. Under IFRS, all temporary differences must be recognized.

Reconciliation of Statement of Cash Flow, effect of the transition to IFRS for the last period of the Company’s most recent annual financial statements and its cash and cash equivalents under IFRS for the same period.

	As at 12/31/2008 (ThU.S. $)	As at 09/30/2008 (ThU.S. $)
Total Net Cash Flow Statement according to Chilean accounting principles	167,089	279,421
Net Cash Flow of (Used in):
Operating Activities	(34,588)	(32,763)
Investing Activities	68,792	62,355
Financing Activities	(34,615)	(29,974)
Net Increase (Decrease) in Cash and Cash Equivalents	(411)	(382)
Cash and Cash Equivalent Initial Balance	609	642

Cash and Cash Equivalents, Reported in the Cash Flow Statement, Closing Balance	167,287	279,681

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Cash Flow Statements of Special Purpose Entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A., were incorporated. All Forestry sales performed by Forestal Río Grande S.A. to the Group’s forest companies were eliminated in Arauco’s consolidation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. INVENTORIES (IAS 2)

Inventories are stated at the lower of cost or net realizable value. The cost is determined using the average cost method.

Cost of finished goods and work-in-progress include design costs, raw material, direct labor, other direct costs and general manufacturing expenses (based on normal operating capacity). Interest costs are not included.

The initial costs of harvested wood are determined at fair value less cost of sale at point of harvest.

The net realizable value is the estimated selling price in the ordinary course of business, less applicable variable sales costs.

When market conditions cause the manufacturing cost of a product to exceed its net realizable value, a provision for the differential value is registered. This provision also considers amounts related to obsolescence derived from low turnover and technical obsolescence.

Components of Inventory	09/30/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Raw Materials	109,645	113,614	120,139
Production Supplies	46,072	46,206	50,394
Work in progress	26,424	38,610	22,628
Finished goods	338,959	395,405	260,839
Other Inventories	103,746	97,371	75,478
Total Inventories	624,846	691,206	529,478

At current Financial Statement date, goods have been valued at cost. There are no significant penalties or reversals to report.

As of September 30, 2009, a cost of sales of Inventories of ThU.S.$ 1,506,628 was recognized (ThU.S.$ 1,669,307 at September 30, 2008).

As of September 30, 2009, an increased provision for obsolescence of ThU.S.$ 300 was recognized (ThU.S.$ 450 at September 30, 2008).

At current Financial Statements date, there are no Inventories delivered in guarantee to report.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. CASH FLOW STATEMENT (IAS 7)

Cash and cash equivalents includes both cash flow and bank account balances, fixed term deposits, repurchase agreements and mutual funds. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The objective of the fixed term deposits is to maximize short-term cash flow surpluses. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as US Dollars or Euros. This instrument is accepted by the Company’s placement policy.

At the date of these financial statements, there are no significant items to report use restriction.

Components of Cash and Cash Equivalents	09/30/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Cash on hand	305	147	94
Banks	26,263	18,515	37,413
Short term deposit	83,579	72,198	36,260
Mutual funds	547,287	59,276	194,105
Other cash and cash equivalents	0	17,172	0
Total	657,434	167,308	267,872
Reconciliation of Cash and Cash Equivalents
Bank overdraft used for cash management	0	0	0
Other reconciliations items, cash and cash equivalents	0	0	0
Reconciliation of Cash and Cash Equivalent items, Total	0	0	0
Cash and cash equivalents	657,434	167,308	267,872
Cash and cash equivalents, reported in the Cash Flow Statement	657,434	167,308	267,872

The following tables detail the value of the cost of the investment in Savitar dated June 30, 2009 and Tafisa Brazil dated August 26, 2009 (see Note 14), and the net value of assets and liabilities of each acquired entity, disregarding both the amount of cash and cash equivalents acquired with the order to distinguish those cash flows from those that arise from other operating, investing or financing activities.

Purchase of Investments	09/30/2009 ThU.S.$
Acquisition: Tafisa Brasil S.A. (current Arauco do Brasil S.A.)
Tradeoffs sum cash paid for acquisitions and cash equivalents	158,377
Sum of Cash and cash equivalents in acquired entities	(2,891)
Tradeoff for Acquisitions paid to acquire entities, net Total	155,486

ThU.S.$
Sum of Assets and different Cash Liabilities or Cash equivalents in acquired entities	134,846

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Purchase of Investments	09/30/2009 ThU.S.$
Acquisition: Savitar
Tradeoffs sum cash paid for acquisitions and cash equivalents	10,131
Sum of Cash and cash equivalents in acquired entities	(106)
Tradeoff for Acquisitions paid to acquire entities, net Total	10,025

ThU.S.$
Sum of Assets and different Cash Liabilities or Cash equivalents in acquired entities	11,667

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES (IAS 8)

Changes in Accounting Policies

Accounting policies adopted in the preparation of these consolidated financial statements are as required by IFRS 1. These policies have been designed in accordance with IFRS in effect as at September 30, 2009 and applied uniformly to all items presented in these consolidated financial statements.

Changes in the Treatment of Accounting Policy

The consolidated financial statements of Arauco at March 31, 2009 are the Group’s first financial statements prepared under International Financial Reporting Standards (IFRS). The Group’s previous financial statements were prepared according to Generally Accepted Accounting Principles in Chile.

Standards adopted by the Group in Advance

IFRS 8, Operative Segments (applied from January 1, 2009).

IAS 23 (Revised), Financial costs - Review of financial interests according to recognition as capitalization or expenditure (applied from January 1, 2009).

IAS 27 (Revised), Consolidated and individual financial statements - Modifications arising from changes in IAS 3 (applied from July 1, 2009).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. TAXES (IAS 12)

Deferred income taxes are calculated based on the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the annual consolidated financial statements. However, deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction does not affect accounting or taxable profit or loss. Deferred income tax is determined using tax rates (and laws) enacted or to be enacted at the balance sheet date and expected to come into effect when the corresponding deferred income tax asset is realized or the liability deferred income tax is settled.

The applicable tax rate to the major companies in which Arauco has participation is 17% in Chile, 35% in Argentina and 34% in Brazil.

Deferred Taxes Assets

Deferred income tax assets are recognized to the extent that it is probable that future tax benefits will be available to compensate for timing differences.

The following table details deferred tax assets:

Deferred Tax Assets	09/30/2009 ThU.S. $	12/31/2008 ThU.S. $	01/01/2008 ThU.S. $
Deferred Tax Assets relative to Provisions	8,557	2,602	2,029
Deferred Tax Assets relative to accrued liabilities	2,754	2,649	2,015
Deferred Tax Assets relative to Post-Employment obligations	4,238	3,498	3,750
Deferred Tax Assets relative to Restatement of Property, Plant and equipment	1,448	1,090	1,966
Deferred Tax Assets relative to Financial Instruments Restatements	2,259	2,788	1,192
Deferred tax assets relative to tax losses	69,168	36,613	33,272
Valuation of biological asset	13,617	16,579	20,911
Valuation of inventory	2,837	2,766	2,084
Income provision	2,620	4,365	3,977
Trade debtors and receivables	5,516	6,562	3,248
Deferred Tax Assets relative to Others	6,431	7,013	6,851

Deferred Tax Assets Total	119,445	86,525	81,295

At the present financial statement date some of Arauco’s subsidiaries show tax losses of ThU.S.$293,127 as compared to ThU.S.$187,487 as at December 31, 2008 which are mainly due to operational and financial losses.

Deferred Tax Liability

Deferred tax liability corresponds to income tax amounts payable in future periods related to taxable temporary differences.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future.

The following table details deferred tax liabilities:

Deferred Tax Liabilities	09/30/2009 ThU.S. $	12/31/2008 ThU.S. $	01/01/2008 ThU.S. $
Deferred Tax Liabilities relative to Restated Property, Plant and equipment	680,990	585,214	563,077
Deferred Tax Liabilities relative to Financial Instrument restatement	4,123	5,740	2,105
Valuation of biological asset	513,952	470,256	494,587
Valuation of inventory	11,942	15,188	13,836
Valuation of anticipate expenses	13,871	13,190	10,518
Deferred Tax Liabilities relative to Others	14,945	2,109	9,474

Deferred Tax Liabilities Total	1,239,823	1,091,697	1,093,597

Temporary Differences

The following tables summarize current asset and liability timing differences at September 30, 2009, and December 31, 2008:

	09/30/2009		12/31/2008		01/01/2008
Detail of Types of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	50,277	0	49,912	0	48,023	0
Tax Loss	69,168	0	36,613	0	33,272	0
Deferred Tax Liabilities	0	1,239,823	0	1,091,697	0	1,093,597
Total	119,445	1,239,823	86,525	1,091,697	81,295	1,093,597

	January-September		July-September
Detail of Temporary Difference Profit and Loss Amounts	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Deferred Tax Assets	(2,691)	(2,341)	1,820	(1,548)
Tax Loss	7,341	4,147	(1,025)	1,673
Deferred Tax Liabilities	(34,898)	(5,227)	(6,721)	1,601

Total	(30,248)	(3,421)	(5,926)	1,726

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Income Tax Expenditure (Income)

Income Tax Expenditure consists of the following:

Expense due to Current Income Taxes on Earnings	January-September		July-September
	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Current income tax expense	(18,538)	(103,758)	(18,309)	(19,656)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	1,879	5,517	773	2,667
Previous period current tax adjustments	3,821	3,129	3	17
Other current tax expenses	(63)	(766)	83	(146)

Current Tax Expenses, Net, Total	(12,901)	(95,878)	(17,450)	(17,118)

Deferred expense (income) from taxes relative to the creation and reversion of temporary differences	(37,589)	(7,568)	(4,250)	(676)
Tax benefit arising from unrecognized tax assets previously used to reduce expenses due to deferred taxes	7,341	4,147	(1,025)	1,673
Other deferred tax expenses	0	0	(651)	729
Deferred Tax Expenses, Net, Total	(30,248)	(3,421)	(5,926)	1,726

Expense (Income) due to Income Tax Total	(43,149)	(99,299)	(23,376)	(15,392)

The following table details the income tax for foreign and national companies as at September 30:

	January-September		July-September
	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Foreign current tax	(22,223)	(46,702)	(2,483)	(2,667)
National current tax	9,322	(49,176)	(14,967)	(14,451)
Current tax, Total	(12,901)	(95,878)	(17,450)	(17,118)
Foreign deferred tax	(793)	17,372	(1,796)	6,352
National deferred tax	(29,455)	(20,793)	(4,130)	(4,626)
Deferred tax, Total	(30,248)	(3,421)	(5,926)	1,726

Income (expense) to earnings, Total	(43,149)	(99,299)	(23,376)	(15,392)

Income Tax Expenditure Reconciliation using the Effective Rate method

Income tax expenditure reconciliation is as follows:

Reconciliation of Tax Expenses using the Legal Rate with Tax Expenses using the Effective Rate	January-September		July-September
	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Tax Expense Using Legal Rate	(34,399)	(94,007)	(20,215)	(21,749)
Tax effect of rates in other jurisdictions	(14,642)	(17,346)	(4,399)	1,428
Tax effect of non taxable ordinary income	12,501	14,964	6,846	10,501
Tax effect of non tax deductible expenses	(12,704)	(10,660)	(8,433)	(5,260)
Tax effect of the utilization of previously unrecognized tax losses	0	(1,704)	0	(1,704)
Tax Effect of Excess Tax for Previous Periods	3,821	3,129	3	17
Other Increases (Decreases) Legal Taxes	2,274	6,325	2,822	1,375

Adjustment to Tax Expense using the Legal Rate, Total	(8,750)	(5,292)	(3,161)	6,357

Tax Expenses Using the Effective Rate	(43,149)	(99,299)	(23,376)	(15,392)

The deferred tax related to financial hedging instruments, corresponds to ThU.S.$ 731 at September 30, 2009, which presents net in Hedge reserves in Changes in Net Equity. At September 30, 2008, there were no financial hedging instruments, therefore, no deferred tax concept.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT (IAS 16)

Property, plant and equipment are stated at historical cost less depreciation and accumulated impairment losses. Historical cost includes all expenditure directly attributable to goods acquisition.

Subsequent costs are included in the initial asset value or are recognized as a separate asset only when it is probable that future economic benefits associated with the elements of property, plant and equipment will flow to the Company and the cost of the item can be measured reliably.

Depreciation is primarily determined using the lineal method, considering any adjustment for impairment. The financial statement presents the cost value less the accumulated depreciation and any impairment charge.

The determination of useful life in Property, plant and equipment, is calculated based on the defined useful life in terms of the years the asset is expected to be used.

The residual value and useful life of assets are reviewed and adjusted, if applicable, periodically.

Property, Plant and Equipment estimated useful life or depreciation rates

Properties, Plant and Equipment, by type Net Properties, Plant and Equipment	09/30/2009 ThU.S.$	12/31/2008 ThU.S.$
Construction in progress	409,100	348,417
Land	758,805	689,900
Buildings	1,345,128	1,307,391
Plant and equipment	2,363,486	2,172,162
Information technology equipment	18,501	18,621
Fixed facilities and accessories	4,627	4,755
Motorized vehicles	8,227	7,901
Others	83,466	64,052

Total	4,991,340	4,613,199

Gross Properties, plant and equipment,
Construction in progress	409,100	348,417
Land	758,805	689,900
Buildings	2,330,674	2,254,927
Plant and equipment	3,895,067	3,614,148
Information technology equipment	42,808	41,694
Fixed facilities and accessories	17,979	17,521
Motorized vehicles	23,172	12,921
Others	120,068	94,570

Total	7,597,673	7,074,098

Types of accumulated depreciation and impairment, properties, plant and equipment
Buildings	(985,546)	(947,536)
Plant and equipment	(1,531,581)	(1,441,986)
Information technology equipment	(24,307)	(23,073)
Fixed facilities and accessories	(13,352)	(12,766)
Motorized vehicles	(14,945)	(5,020)
Others	(36,602)	(30,518)

Total	(2,606,333)	(2,460,899)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Description of Property, Plant and Equipment Pledged as Guarantee

Regarding Forestal Río Grande S.A, an affiliate of Fondo de Inversión Bío Bío, a Special Purpose Entity, we note that in October 2006, first and second degree mortgages were executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, with prohibition to sell and encumber any property currently belonging to the aforementioned Special Purpose Entity, in order to ensure fulfillment of payments to Fondo de Inversión Bío Bío.

In September 2007, Forestal Río Grande S.A acquired real estate in Yungay, located in Chile’s Region VIII, for which the company executed a first mortgage with prohibition to sell and encumber in favor of, among others, JPMorgan. Similarly, a second mortgage with prohibition to sell and encumber was executed in favor of Arauco.

	09/30/2009 ThU.S$	12/31/2008 ThU.S$	01/01/2008 ThU.S$
Collateral amount of property, plant and equipment	57,120	56,758	56,411

Commitments of projects disbursements or to acquire property, plant and equipment

	09/30/2009 ThU.S$	12/31/2008 ThU.S$	01/01/2008 ThU.S$
Commitments amount for the acquisition of property, plant and equipment	270,921	212,155	160,600

	09/30/2009 ThU.S$	12/31/2008 ThU.S$
Disbursements amount on property, plant and equipment account under construction	136,308	152,547

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Initial balance 01/01/2009	348,417	689,900	1,307,391	2,172,162	18,621	4,755	7,901	64,052	4,613,199
Changes
Additions	136,308	22,255	2,842	7,347	35	59	670	15,623	185,139
Acquisitions through business combination	5,199	5,825	46,582	214,112	0	0	481	6,163	278,362
Disappropriations	(147)	(131)	(168)	(3,279)	(47)	(315)	(307)	(185)	(4,579)
Withdrawals	(209)	(79)	(41)	(597)	(129)	0	0	(1,037)	(2,092)
Depreciation costs	0	0	(41,516)	(102,798)	(1,367)	(433)	(1,027)	(5,068)	(152,209)
Exchange rate increase (decrease) of foreign currency	1,138	37,939	6,722	23,311	3	189	300	3,918	73,520
Other increase/decrease	(81,606)	3,096	23,316	53,228	1,385	372	209	0	0
Total Changes	60,683	68,905	37,737	191,324	(120)	(128)	326	19,414	378,141
Closing balance 09/30/2009	409,100	758,805	1,345,128	2,363,486	18,501	4,627	8,227	83,466	4,991,340

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Initial balance 01/01/2008	171,441	716,863	1,340,117	2,279,473	15,699	5,681	7,933	72,434	4,609,641
Changes
Additions	212,155	11,174	23,333	27,542	4,386	228	988	2,903	282,709
Disappropriations	0	(476)	(37)	(3,053)	(24)	(2)	(57)	(2,862)	(6,511)
Withdrawals	(52)	0	0	(1,476)	0	0	0	0	(1,528)
Depreciation costs	0	0	(60,043)	(131,907)	(1,691)	(1,259)	(872)	(4,274)	(200,046)
Exchange rate increase (decrease) of foreign currency	(4,076)	(37,661)	(7,045)	(18,029)	(12)	(4)	(90)	(4,149)	(71,066)
Other increase/decrease	(31,051)	0	11,066	19,612	263	111	(1)	0	0
Total Changes	176,976	(26,963)	(32,726)	(107,311)	2,922	(926)	(32)	(8,382)	3,558
Closing balance 12/31/2008	348,417	689,900	1,307,391	2,172,162	18,621	4,755	7,901	64,052	4,613,199

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

The useful lives of property, plant and equipment according to expected use of the assets are as follows:

		Minimum	Maximum
Buildings	Useful Life in Years	20	100
Plant and equipment	Useful Life in Years	10	80
Information technology equipment	Useful Life in Years	3	5
Fixed facilities and accessories	Useful Life in Years	5	20
Motorized vehicles	Useful Life in Years	5	20
Others properties, plants and equipment	Useful Life in Years	3	20

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES (IAS 17)

Fixed asset leases are those in which Arauco holds a significant portion of the risks and rewards of ownership and are classified as financial leases. Financial leases are capitalized at commencement of the lease term at the lower of the fair value of the leased property and the present value of the minimum lease payment.

Leases in which the Lessor holds a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

When assets are leased under a finance lease, the current value of lease payments is treated as a receivable. The difference between the gross payment to be charged and the current value of said payment is shown as capital return.

Disclosure of Finance Leases Classified by Type of Asset, Leases

	09/30/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Property, Plant & Equipment Financial Leasing	741	12,208	12,303
Net Leased Land (Finance Lease)	0	2,915	2,915
Net Leased Buildings (Finance Lease)	0	9,293	9,388
Plant and Equipment under Financial Leasing, Net	741	0	0

Reconciliation of Finance Lease Minimum Payments, Lessee

Present Value of Minimum Finance Lease Obligations

	09/30/2009
Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	391	21	370
Due within one and five years	319	9	310
Due beyond five years	0	0	0
Total	710	30	680

Present Value of Minimum Finance Lease Obligations

	12/31/2008
Minimum lease payments, lease payment obligations	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	1,409	15	1,394
Due within one and five years	0	0	0
Due beyond five years	0	0	0
Total	1,409	15	1,394

Present Value of Minimum Finance Lease Obligations

	01/01/2008
Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	2,110	65	2,045
Due within one and five years	1,570	18	1,552
Due beyond five years	0	0	0
Total	3,680	83	3,597

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Finance Lease Minimum Payments, Lessor

Present Value of Minimum Finance Lease Payments

	09/30/2009
Minimum Finance Lease Payments Receivable, Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	1,762	277	1,485
Due within one and five years	6,269	428	5,840
Due beyond five years	0	0	0
Total	8,031	706	7,325

Present Value of Minimum Finance Lease Payments

	12/31/2008
Minimum Finance Lease Payments Receivable, Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	3,429	266	3,163
Due within one and five years	5,021	244	4,777
Due beyond five years	0	0	0
Total	8,450	510	7,940

Present Value of Minimum Finance Lease Payments

	01/01/2008
Minimum Finance Lease Payments Receivable, Finance Lease	Gross Th U.S.$	Interest Th U.S.$	Present Value Th U.S.$
Due within one year	4,435	423	4,012
Due within one and five years	1,775	34	1,741
Due beyond five years	0	0	0
Total	6,210	457	5,753

Significant Finance Lease Agreements

Arauco holds finance leases as a lessor and lessee detailed within the previous tables, and therefore, there are no contingent payments or restrictions to note.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 9. ORDINARY REVENUE RECOGNITION (IAS 18)

Revenues are recognized after Arauco has transferred to the buyer the risks and rewards of ownership and Arauco has no right to dispose of assets, or has effective control of these products, which means that revenues are recorded upon the delivery of goods to the customers according to the terms of the benefit.

Revenues from sales to related companies between segments, which are made at market prices, are eliminated in the consolidated financial statements.

(a) Policy on Revenue recognition due to the Sale of Goods

Revenue from the sale of goods are recognized when an Arauco entity has transferred to the buyer the significant risks and rewards of ownership, when the amount of revenue can be reliably measured, when Arauco cannot influence in management of the sold goods and when it is probable that the economic benefits associated with the transaction will flow to the entity.

Sales are recognized in terms of the arranged price stated within the sales contract, net of volume discounts and estimated refunds at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that sales are carried out with a low average time period, which is in line with market practices.

(b) Policy on Revenue recognition due to Rendering of Services

Arauco has leases and pest control services whose incomes are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis throughout the duration of the contract.

Types of Ordinary Revenue	January-September		July-September
	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Sale of goods	2,162,054	2,850,178	816,535	952,526
Service Contracts	65,550	102,723	18,129	15,671
Total	2,227,604	2,952,901	834,664	968,197

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS (IAS 19)

Disclosure of Termination Benefits

Correspond to severance payment obligations for years of service due to termination of service contracts, and that arise from benefits stated within work contracts and/or as severance payments stated in the Labor Law.

Description of Recognized Termination Benefits

Estimate of years of service severance payments to be recognized as a future termination payment liability, according to in force work contracts held with the workers and pursuant to actuarial valuation criteria for this type of liability.

Types of Benefits and Expenses by Employee

	January-September		July-September
Types of Benefits Expenses by Employee	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Personnel Expenses	139,920	145,232	47,058	48,549
Wages and salaries	137,311	143,448	46,031	47,983
Termination benefits	2,609	1,784	1,027	566

Termination Benefits	09/30/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Recognized liability amount for termination contract, current	2,144	2,188	2,478
Recognized liability amount for termination contract, non-current	22,948	18,109	19,445

Total	25,092	20,297	21,923

Movement termination benefits	30/09/2009 ThU.S.$	31/12/2008 ThU.S.$
Initial balance	20,297	21,923
Increase (decrease) in provision for the period	1,992	5,454
Payment period under provision	(756)	(1,002)
Increase (decrease) for currency exchange	3,559	(6,078)
Total balance	25,092	20,297

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY EXCHANGE RATE VARIATIONS (IAS 21)

The items included in the financial statements of all Arauco Companies are valued using the Company’s primary economic currency in which the company operates (functional currency). Consolidated financial statements are presented in US Dollars, which is the functional currency of the Parent Company and of the Group.

Functional currency of subsidiaries and associate companies in Brazil is the Brazilian Real. Therefore, their individual financial statements have been expressed according to the presentation currency as follows:

(i)	Assets and liabilities for each balance sheet are translated at the closing exchange rate;

(ii)	Incomes and expenses for each income statement are translated at the average monthly exchange rate, given that to date this average has been a fair estimate of the cumulative effect of the exchange rates at the time of the transactions;

(iii)	All the resulting exchange differences are recognized as a separate component of net equity.

In consolidation, the exchange rate differences arising from the translation of a net investment in companies, which use currencies other than the US Dollar, and those from loans and other instruments in foreign currency recognized as hedging of these investments, are assigned to net equity.

	January-September		July-September
	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Exchange differences recognized in profit and loss, except for financial instruments measured at fair value through profit and loss	21,161	(6,249)	20,766	(32,141)
Accumulated translation adjustments	10,207	(48,274)	56,387	(102,626)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. BORROWING COSTS (IAS 23)

Arauco capitalized interest on existing investment projects. For the recording of this capitalization Arauco estimated the average rate of loans to finance these investment projects.

	January-September		July-September
Property, plant and equipment capitalized cost	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Property, plant and equipment capitalized interest cost rate	5.53	5.99	5.61	5.99
Amount of the capitalized interest cost, property, plant and equipment	8,868	6,135	3,085	2,383

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES (IAS 24)

Related Party Disclosure

Outstanding balances with related parties at closure of each period correspond mainly to regular commercial operations negotiated in Chilean Pesos, where collection or payment deadlines do not often exceed 30 days and in general do not have adjustment or interest clauses.

At the date of these financial statements there are no provisions for doubtful debts and no guarantees provided associated with inter-company balances.

Relationship between Controller and Entity

Head Office – Subsidiary

Name of Group’s Main Controller

AntarChile S.A.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Salaries Received by Key Management Personnel by Category

Key personnel salaries consist of a fixed monthly rate, where eventually an annual discretionary bonus may exist.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions with related parties equity related to other transactions performed on a regular basis in the market.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Detail of Relationship between Parent Company and Subsidiary

		% Share 09/30/2009			% Share 12/31/2008
ID No	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento Y Servicios Profesionales S.A. (Mexico)	0.0020	99.9966	99.9986	0.0020	99.9966	99.9986
—	Alto Parana S.A. (Argentina)	0	99.9762	99.9762	0	99.9762	99.9762
—	Arauco Colombia S.A. (Colombia)	1.5000	98.4976	99.9976	1.5000	98.4976	99.9976
—	Arauco Denmark Aps (Denmark)	0	99.9991	99.9991	0	99.9991	99.9991
96765270-9	Arauco Distribucion S.A.	0	99.9992	99.9992	0	99.9992	99.9992
—	Arauco Do Brasil S.A. (Brazil)	0	99.9986	99.9986	0	0	0
—	Arauco Ecuador S.A. (Ecuador)	0.1000	99.8986	99.9986	0.1000	99.8986	99.9986
—	Arauco Florestal Arapoti S.A. (Brazil)	0	79.9989	79.9989	0	79.9989	79.9989
—	Arauco Forest Brasil S.A. (Brazil)	33.7137	66.2851	99.9988	33.7137	66.2851	99.9988
—	Arauco Forest Products B.V. (Holland)	0	99.9991	99.9991	0	99.9991	99.9991
96547510-9	Arauco Generacion S.A.	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
—	Arauco Honduras S. De R. L. De C.V. (Honduras)	0.0616	99.9370	99.9986	0.0616	99.9370	99.9986
96563550-5	Arauco Internacional S.A.	98.0377	1.9609	99.9986	98.0377	1.9609	99.9986
—	Arauco Peru S.A. (Peru)	0.0013	99.9973	99.9986	0.0013	99.9973	99.9986
—	Arauco Wood Products, Inc. (USA)	0.3953	99.6033	99.9986	0.3953	99.6033	99.9986
—	Araucomex S.A. De C.V. (Mexico)	0.0005	99.9981	99.9986	0.0005	99.9981	99.9986
96565750-9	Aserraderos Arauco S.A.	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
96657900-5	Controladora De Plagas Forestales S.A.	0	59.6326	59.6326	0	61.1714	61.1714
—	Faplac S.A. (Argentina)	0	99.9979	99.9979	0	99.9979	99.9979
—	Flooring S.A. (Argentina)	0	99.9984	99.9984	0	99.9984	99.9984
—	Forestal Arauco Guatemala S.A. (Guatemala)	0.1223	99.8763	99.9986	0.1223	99.8763	99.9986
96573310-8	Forestal Arauco S.A.	99.9248	0	99.9248	99.9248	0	99.9248
85805200-9	Forestal Celco S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	0	97.4281	97.4281	0	97.4281	97.4281
—	Forestal Concepción S.A. (Panamá)	0.0050	99.9936	99.9986	0.0050	99.9936	99.9986
—	Forestal Cono Sur S.A. (Uruguay)	0	99.9986	99.9986	0	99.9986	99.9986
78049140-K	Forestal Los Lagos S.A.	0	79.9405	79.9405	0	79.9405	79.9405
—	Forestal Misiones S.A. (Argentina)	0	99.9885	99.9885	0	99.9885	99.9885
—	Forestal Nuestra Señora Del Carmen S.A.	10.0000	89.9987	99.9987	10.0000	89.9987	99.9987
96567940-5	Forestal Valdivia S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Industrias Forestales S.A. (Argentina)	9.9770	90.0217	99.9987	9.9770	90.0217	99.9987
—	Inversiones Celco S.L. (Spain)	31.8904	68.1087	99.9991	31.8904	68.1087	99.9991
79990550-7	Investigaciones Forestales Bioforest S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Leasing Forestal S.A. (Argentina)	0	99.9767	99.9767	0	99.9767	99.9767
—	Lucchese Empreendimientos E Participacoes Ltda. (Brazil)	0	99.9885	99.9885	0	99.9885	99.9885
99550470-7	Molduras Trupan S.A.	0	0	0	1.0000	98.9992	99.9992
96510970-6	Paneles Arauco S.A.	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
—	Placas Do Parana S.A. (Brazil)	7.8207	92.1780	99.9987	7.8207	92.1780	99.9987
—	Savitar (Argentina)	0	99.9985	99.9985	0	0	0
96637330-K	Servicios Logisticos Arauco S.A.	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995
—	Southwoods-Arauco Lumber And Millwork Llc (USA)	0	0	0	0	99.6110	99.6110

Subsidiaries listed in the above table and Special Purpose Entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

Termination Benefits received by Key Management Personnel

	January-September		July-September
	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Salaries and bonus	24,264	26,022	7,155	9,346
Diet Directory	943	936	346	292
Termination benefits	603	88	342	85
Total	25,810	27,046	7,843	9,723

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	09/30/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	30 days	9	824	0
CMPC Maderas S.A.	95,304,000-K	Indirect	Chile	Chilean pesos	30 days	0	32	24
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	30 days	1,842	0	915
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	30 days	0	3,947	561
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	30 days	49	29	0
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	Real	30 days	847	643	9,778
Fundación Educacional Arauco	71,625,000-8	Other related party	Chile	Chilean pesos	30 days	723	0	0
Dynea Brasil S.A.	—	Associates	Brazil	Real	30 days	124	0	101

Total						3,594	5,475	11,379

Related Party Payables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	09/30/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Chilean pesos	30 days	7,517	3,233	6,011
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Chilean pesos	30 days	197	132	244
Depósitos Portuarios Lirquén S.A.	96,871,870-3	Other related party	Chile	Chilean pesos	30 days	4	4	2
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	30 days	1,711	3,951	0
Fundación Educacional Arauco	71,625,000-8	Other related party	Chile	Chilean pesos	30 days	0	105	645
Sigma S.A.	86,370,800-1	Other related party	Chile	Chilean pesos	30 days	4	0	4
Codelco Chile	61,704,000-k	Indirect	Chile	Chilean pesos	30 days	4	5	1
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Indirect	Chile	Chilean pesos	30 days	16	12	9
Servicios Corporativos Sercor S.A.	96,925,430-1	Associates	Chile	Chilean pesos	30 days	4	3	4
Forestal del Sur S.A.	79,825,060-4	Other related party	Chile	Chilean pesos	30 days	0	1,488	737
Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Chilean pesos	30 days	790	0	459
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	30 days	12	0	0
Genómica Forestal S.A.	76,743,130-9	Associates	Chile	Chilean pesos	30 days	0	169	0
Edipac S.A.	88,566,900-K	Associates	Chile	Chilean pesos	30 days	5	0	0

Total						10,264	9,102	8,116

Related party transactions

Purchases

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Transaction Detail	09/30/2009 ThU.S.$	12/31/2008 ThU.S.$
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Fuel	1,853	4,175
Empresas Copec S.A.	90,690,000-9	Parent Company	Chile	Management service	215	272
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Fuel and lubricant	50,011	121,436
Copec Mobil S.A.	85,759,000-7	Affiliate of shareholder	Chile	Lubricant	0	1,945
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Transport and stowage	2,061	3,156
Codelco Chile	61,704,000-k	Indirect	Chile	Supplies	1,717	1,742
Dynea Brasil S.A.	—	Associates	Brazil	Chemical products	20,836	41,457
Dynea Brasil S.A.	—	Associates	Brazil	Melamine paper	13,444	20,961
Eka Chile S.A.	99,500,140-3	Associates	Chile	Sodium chlorate	45,091	99,465
Eka Chile S.A.	99,500,140-3	Associates	Chile	Supplies	381	33
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Wood and logs	882	1,461
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Cost recovery	15	543
Portaluppi, Guzmán y Bezanilla Abogados	78,096,080-9	Other related party	Chile	Legal services	1,076	1,443
Compañía Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Port services	6,521	8,855
CMPC Maderas S.A.	95,304,000-k	Indirect	Chile	Logs	326	327

Sales

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Transaction Detail	09/30/2009 ThU.S.$	12/31/2008 ThU.S.$
Colbún S.A.	96,505,760-9	Indirect	Chile	Electrical power	11,200	4,080
Dynea Brasil S.A.	—	Associates	Brazil	Management service	386	523
Dynea Brasil S.A.	—	Associates	Brazil	Fuel	529	456
Eka Chile S.A.	99,500,140-3	Associates	Chile	Electrical power	14,696	66,166
Sodimac S.A.	96,792,430-k	Indirect	Chile	Wood	22,818	54,938
Stora Enso Industria de Papel S.A.	—	Associates	Brazil	Wood	6,474	9,315
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Woodchip	11,658	3,533
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Wood	635	2,471
CMPC Maderas S.A.	95,304,000-k	Indirect	chile	Other sales	143	368

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS (IAS 27)

Subsidiaries are all entities over which Arauco has the power to manage finance and operational policies. This generally means holding more than one half of the voting rights. Stock and the effect of the potential voting rights that are currently being exercised or converted are considered when evaluating whether the Group controls another entity. Subsidiaries are consolidated as of the date in which control is transferred to the Group, and are excluded when control is terminated.

Arauco applies the acquisition method to recognize the acquisition of subsidiaries. Acquisition cost is the fair value of assets delivered, of equity instruments issued and of the liabilities incurred or committed at the date of exchange, plus all direct costs attributable to the acquisition. Identifiable acquired assets and liabilities as well as the contingencies committed to in business combinations are initially recognized at fair value at the date of acquisition, despite minority interest scope. Excess of acquisition cost over the Fair Value for the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than Fair Value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

Intercompany transactions, accounts receivable, accounts payable and unrealized profits derived from the Group’s intercompany transactions are derecognized.

When it is necessary to ensure uniformity with policies adopted by the Group, accounting policies of the subsidiaries are modified. Minority interests are presented as a separate component of equity.

Disclosure of Subsidiary Investments

On 26 August, 2009, Placas do Parana SA, Arauco’s Brazilian subsidiary, acquired 100% shares of the company Tafisa Brasil SA (current Arauco do Brasil S.A.) through a purchase agreement signed with SCS societies Beheer, B.V. and Tafiber-Tableros de Fibras Ibéricos, S.L., subsidiaries of Sonae Indústria, SGPS, S.A. This operation has a budget of U.S.$227 million approximately, distributed in U.S. $165,200,000 to pay for Tafisa Brasil S.A.’ shares, while the remainder corresponds to liabilities of the acquired company. This investment has recognized a provisional fair value, which is currently under review. As at September 30, 2009, goodwill was estimated to ThU.S.$59,704.

On June 30, 2009, Arauco Internacional S.A. acquired 80% participation of Savitar in ThU.S.$10,131, an operation that generated a goodwill of ThU.S.$3,570. Previously, on March 28, 2008, materialized through the subsidiary Faplac, Arauco Internacional S.A. acquired 20% of the entity. The fair value of this investment is currently under revision.

On December 18, 2008, a capital contribution was made to the company Lucchese Empreendimientos e Participacoes Ltda. through the subsidiary Alto Paraná S.A. With this, the Group achieved a 99.99% share.

Details of the subsidiaries are set out in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Summarized financial information of major subsidiaries of Arauco:

Significant subsidiary	Aserraderos Arauco S.A.
Country of incorporation	Chile
Functional currency	U.S. Dollar
Percentage of participation	99.9992

	30/09/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	306,029	44,258
Non-current of subsidiary	234,682	18,279
Total subsidiary	540,711	62,537

	31/12/2008
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	306,954	38,803
Non-current of subsidiary	219,215	16,447
Total subsidiary	526,169	55,250

	30/09/2009	30/09/2008
	ThU.S.$	ThU.S.$
Ordinary income of subsidiary	288,935	478,307
Ordinary expenses of subsidiary	(282,953)	(437,800)
Net Gain (loss) of subsidiary	5,982	40,507

Significant subsidiary	Paneles Arauco S.A.
Country of incorporation	Chile
Functional currency	U.S. Dollar
Percentage of participation	99.9992

	30/09/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	334,851	40,247
Non-current of subsidiary	314,563	77,736
Total subsidiary	649,414	117,983

	31/12/2008
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	320,135	43,588
Non-current of subsidiary	244,576	22,374
Total subsidiary	564,711	65,962

	30/09/2009	30/09/2008
	ThU.S.$	ThU.S.$
Ordinary income of subsidiary	334,973	434,001
Ordinary expenses of subsidiary	(303,605)	(355,626)
Net Gain (loss) of subsidiary	31,368	78,375

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Significant subsidiary	Arauco Internacinal S.A.
Country of incorporation	Chile
Functional currency	U.S. Dollar
Percentage of participation	99.9986

	30/09/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	25,430	244,120
Non-current of subsidiary	1,430,461	5,089
Total subsidiary	1,455,891	249,209

	31/12/2008
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	10,330	126,499
Non-current of subsidiary	1,144,911	2,508
Total subsidiary	1,155,241	129,007

	30/09/2009	30/09/2008
	ThU.S.$	ThU.S.$
Ordinary income of subsidiary	60,014	83,186
Ordinary expenses of subsidiary	(9,994)	(5,615)
Net Gain (loss) of subsidiary	50,020	77,571

Significant subsidiary	Forestal Arauco S.A.
Country of incorporation	Chile
Functional currency	U.S. Dollar
Percentage of participation	99.9248

	30/09/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	4,345	221,681
Non-current of subsidiary	2,808,265	227
Total subsidiary	2,812,610	221,908

	31/12/2008
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	5,729	214,420
Non-current of subsidiary	2,777,267	109
Total subsidiary	2,782,996	214,529

	30/09/2009	30/09/2008
	ThU.S.$	ThU.S.$
Ordinary income of subsidiary	33,631	2,097
Ordinary expenses of subsidiary	(14,340)	(54,094)
Net Gain (loss) of subsidiary	19,291	(51,997)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES (IAS 28)

Associates are all the entities over which Arauco has significant influence but no control. This generally implies holding a share of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recorded at cost, and the book value is increased or decreased in order to recognize the corresponding share in the income statement for the period and in the comprehensive income statements as a result of the adjustments from the conversion to other currencies in the financial statements. Arauco investments in associates include the purchased goodwill (net of any loss for accumulated impairment).

Realized Investments

At September 30, 2009, no new investments in associates to report.

Detail of Investments in Associates

The following table shows information on Investments in Associates at September 30, 2009 and December 31, 2008, respectively:

Name of Associate	Puerto de Lirquén S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Dock and warehousing operations for owned assets and to third parties, loading and unloading of all types of goods, as well as warehousing, transportation and mobilization operations
Percentage Share in Associate %	20.13809%
	09/30/009	12/31/2008
Cost of Investment in Associate	ThU.S.$40,091	ThU.S.$37,589

Name of Associate	Inversiones Puerto Coronel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	US Dollar
Main Activities of Associate	Investments in all kinds of personal and real state, company acquisitions and all kinds of securities and investment instruments, investment management and development and/or participation in all kinds of businesses and companies related to industrial, port, forest and commercial activities.
Percentage Share in Associate %	50.00%
	09/30/2009	12/31/2008
Cost of Investment in Associate	ThU.S.$24,883	ThU.S.$25,741

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Servicios Corporativos Sercor S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Consulting services to Boards of Directors and Management of all kinds of companies related to Business Management
Percentage Share in Associate %	20.00%
	09/30/2009	12/31/2008
Cost of Investment in Associate	ThU.S.$1,202	ThU.S.$953

Name of Associate	Eka Chile S.A.
Country of Incorporation of Associate	Chile
Functional Currency	US Dollar
Main Activities of Associate	Production, import, export and in general, the acquisition, disposal and commercialization of chemical products, machinery and equipment for industrial processing. Additionally, the Company can offer maintenance services to the above mentioned equipment
Percentage Share in Associate %	50.00%
	09/30/2009	12/31/2008
Cost of Investment in Associate	ThU.S.$26,224	ThU.S.$28,981

Name of Associate	Dynea Brasil S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	a) Production and sale of resins; b) Paper Impregnation for panel coating and commercialization
Percentage Share in Associate %	50.00%
	09/30/2009	12/31/2008
Cost of Investment in Associate	Th U.S. $13,015	Th U.S. $12,234

Name of Associate	Stora Enso Arapoti Industria de Papel S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Percentage Share in Associate %	20.00%
	09/30/2009	12/31/2008
Cost of Investment in Associate	ThU.S.$37,663	ThU.S.$34,443

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Genómica Forestal S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatic tools with the sole purpose of strengthening company genetic programs and with this, improve the competitive position of Chilean forestry industries for priority species.
Percentage Share in Associate %	25.00%
	09/30/2009	12/31/2008
Cost of Investment in Associate	ThU.S.$19	ThU.S.$8

Name of Associate	Savitar
Country of Incorporation of Associate	Argentina
Functional Currency	US Dollar
Main Activities of Associate	Timber Farming
Percentage Share in Associate %	20.00%
	09/30/2009	12/31/2008
Cost of Investment in Associate	It is subsidiary	ThU.S.$1,641

Summarized financial Information of Associates

	09/30/2009
	Sum of Assets ThU.S.$	Sum of Liabilities ThU.S.$
Current assets of associates	166,719	54,516
Non-current assets of associate	395,129	24,660
Equity	0	482,672
Total Associates	561,848	561,848

	12/31/2008
	Sum of Assets ThU.S.$	Sum of Liabilities ThU.S.$
Current assets of associates	170,755	53,671
Non-current assets of associate	391,046	31,017
Equity	0	477,113
Total Associates	561,801	561,801

	09/30/2009 ThU.S.$	09/30/2008 ThU.S.$
Ordinary income of associates	126,330	351,044
Ordinary expenses of associates	(104,349)	(333,425)
Net profit (loss) of associates	21,981	17,619

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates

	09/30/2009 ThU.S.$	12/31/2008 ThU.S.$
Investments in associates accounted for using the equity method, opening balance	141,590	153,861
Investment Changes in Associate Companies (presentation)
Investment in Associates, Additions	0	10,353
Equity in Ordinary Profit (Loss) investments in associates	5,682	5,839
Dividends Received, Investments in Associates	(19,297)	(4,427)
Impairment, Investments in Associates	0	(511)
Increase (Decrease) in foreign exchange translation investment in associates	15,634	(19,523)
Other Increase (Decrease) in foreign exchange translation investment in associates	(512)	(4,002)

Changes in Associate Company Investments, Total	1,507	(12,271)

Investments in Associates accounted for using the equity method, closing balance	143,097	141,590

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT VENTURES (IAS 31)

Pursuant to IAS 31, we have opted for registering the investment by applying the equity method.

Once the investor has reduced the value of the investment to zero, additional losses shall be accounted for through liability recognition, only if incurred in legal or implicit obligations, or if payments have been made on behalf of the associate of the Joint Venture. If the Joint Venture associate receives subsequent earnings, the investor shall continue to recognize its part when the share of said earnings equals the corresponding unrecognized losses.

Arauco holds a 50% share in jointly held Eka Chile S.A., a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement exists with the company in which Arauco has initiated joint venture economic activities.

Summarized Joint Venture Financial Information

Summary of total Joint Venture Assets, Liabilities, Expenses and Income

	09/30/2009		12/31/2008
	Sum of Assets ThU.S.$	Sum of Liabilities ThU.S.$	Sum of Assets ThU.S.$	Sum of Liabilities ThU.S.$
Joint Venture Current Assets	29,203	7,001	33,006	7,291
Joint Venture Non-Current Assets	34,717	4,471	35,997	3,750
Equity	0	52,448	0	57,962
Total Joint Venture	63,920	63,920	69,003	69,003

Below sets out of net results of Eka Chile S.A. grouping separately the income and the expenditure.

	09/30/2009	09/30/2008
Joint Venture Ordinary Incomes	50,186	68,163
Joint Venture Expenses	(46,902)	(69,397)
Joint Venture Net Profit (Loss)	3,284	(1,234)

Principal Joint Venture Activities

Production, import, export and in general, the acquisition, sale and commercialization of chemical products, machinery and equipment for the industrial processing of these products. Additionally, the Company offers maintenance services for the aforementioned machinery and equipment.

Cost of Investment of Joint Venture

At September 30, 2009 investment in Eka Chile S.A. amounted to ThU.S.$26,224 and as of December 31, 2008 the investment amounted to ThU.S.$28,981.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. EARNINGS PER SHARE (IAS 33)

As a general matter, the Company expects to maintain its policy on dividends, for all future tax periods, around 40% of net profits to be distributed for each tax year; considering the alternative of a provisional dividend at year end.

On April 23, 2009, at the Ordinary General Shareholders Meeting No. 30 it was agreed to distribute a definitive dividend of U.S.$0.781676137 per share, which was paid as of May 7, 2009 and charged to the net profits of the period (2008 tax year).

On November 25, 2008, the Board of Directors agreed to distribute a provisional dividend of US$0.8920 per share, which was paid as of December 10, 2008 and charged to the net profits for the period (2008 tax year).

On April 22, 2008, at the Ordinary General Shareholders Meeting No. 29 it was agreed to distribute a definitive dividend of $814 per share, which was paid as of May 7, 2008 and charged to the net profits of the period (2007 tax year).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. IMPAIRMENT OF ASSETS (IAS 36)

The decrease in demand of sawn timber products due primarily to the credit crisis and the continued downturn in the real state market in the United States resulted in Arauco’s decision to close the following sawmills in Chile: La Araucana, Escuadrón and Lomas Coloradas.

Therefore, the fair value of the assets of the permanently closed facilities was nominal and was determined based on the estimated sale and salvage value. This determination was made on December 31, 2008.

The amount provisioned in asset for impairment is ThU.S.$5,412 at September 30, 2009 (ThU.S.$5,412 at December 31, 2008).

Cash-Generating Unit with Impaired Assets

Information of Impaired Assets as of September 30, 2009 and December 31, 2008 respectively:

Description of Cash-generating Unit	La Araucana
Type of Impaired Asset	Saw mill
Principal Segment to be reported, Cash-generating Unit	Sawn Timber
Terms and Conditions used to Determine Fair Value Less Sales Costs	Third party assessments
Discount rate Used for Current Estimates of Value in Use	—
Key Assumptions Used to Determine Recoverable amounts	Fair value less sales cost
	09/30/2009	12/31/2008
Impairment	ThU.S.$541	ThU.S.$541

Description of Cash-generating Unit	Escuadrón
Type of Impaired Asset	Saw mill
Principal Segment to be reported, Cash-generating Unit	Sawn Timber
Terms and Conditions used to Determine Fair Value Less sales Costs	Third party assessments
Discount rate Used for Current Estimates of Value in Use	—
Key Assumptions Used to Determine Recoverable amounts	Fair value less sales cost
	09/30/2009	12/31/2008
Impairment	ThU.S.$ 1,430	ThU.S.$ 1,430

Description of Cash-generating Unit	Lomas Coloradas
Type of Impaired Asset	Saw mill
Principal Segment to be reported, Cash-generating Unit	Sawn Timber
Terms and Conditions used to Determine Fair Value Less sales Costs	Third party assessments
Discount rate Used for Current Estimates of Value in Use	—
Key Assumptions Used to Determine Recoverable amounts	Fair value less sales cost
	09/30/2009	12/31/2008
Impairment Amount	ThU.S.$1,753	ThU.S.$1,753

Disclosure of Asset Impairment

Disclosure of Asset Impairment
Principal types of Assets affected by Impairment and Reversion Losses, for which no individual information is disclosed	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversions losses, for which no individual information is disclosed	Technical Obsolescence
	09/30/2009	12/31/2008
Information relevant to the sum of all impairment	ThU.S. $1,688	ThU.S.$1,688

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES (IAS 37)

Provisions are recognized when there is a current or constructive legal obligation resulting from past events where it is probable that a payment is necessary to settle the obligation and, when a reliable estimate of this obligation is possible.

Lawsuits or other Legal Proceedings

Below, details the lawsuits that have been estimated relevant to report:

1. With regard to Valdivia Mill of Celulosa Arauco y Constitución S.A. (hereinafter also the “Company” or “Arauco”), various criminal proceedings have been filed at the corresponding Warranty Court (Tribunal de Garantía), relating to alleged environmental violations that were allegedly committed as a result of operations at said Mill. All criminal proceedings have been addressed through a single investigation. The complaints relate to stipulations indicated in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office of San José de la Mariquina, with multiple diligence requests already made.

In our opinion, the evidence submitted in the investigation does not prove the existence of any offense or responsibility for the Company or of any of its employees for the alleged events.

2. With regard to the Valdivia Mill, on April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed against the Company a civil lawsuit for reparation of environmental harm and indemnification, before the First Civil Court of Valdivia (Rol 746-2005).

The Company filed its response, indicating with solid arguments that it is not responsible for the environmental damages and therefore the indemnification payments, as well as the alleged reparation, are inadmissible. The lawsuit is currently in progress.

3. With regard to Nueva Aldea Mill, on December 20, 2007, the Company was notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer, and against Celulosa Arauco y Constitución S.A., as subsidiarily responsible, and also directly against the Company. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales, as employer, and against Celulosa Arauco y Constitución S.A., as subsidiarily responsible, and also directly against Arauco.

The complaints request that all plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of an accident in which three workers of the contractor Echeverría Izquierdo Montajes Industriales S.A. were allegedly involved. They were undertaking construction work at the Nueva Aldea Pulp Mill in December 2005. These three workers allegedly suffered irradiation when handling a source that originated from equipment belonging to a subcontractor of the aforementioned.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Notified of said complaints, the Company opposed on the basis of lack of jurisdiction, and, subsidiarily, answered the principal complaints, claiming that they are invalid for failure to state a claim. Also, the Company responded to the secondary complaints directly against the Company, requesting that they be rejected for lacking any merit. The matter is currently in progress.

For these same events, on January 29, 2008, the Company was notified of an action for damages due to a work accident filed by Mr. Fernando Vargas Llanos, against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and against the Company. The complaint requests that Mr. Vargas be indemnified for the damages that he allegedly suffered as a result of the events that took place on December 2005.

Notified of said complaint, the Company opposed on the basis of lack of jurisdiction, and, subsidiarily, answered the principal complaint stating that it should be dismissed for lacking any merit. On July 20, 2009 the Court ordered the desertion of the procedure, since the plaintiff has ceased in its procedural activity for more than six months, resolution that is currently contested by the plaintiff, and pending to be resolved its opposition.

4. With regard to the Constitución Mill, on January 24, 2006, the Company was notified of a civil claim (interdicto posesorio) brought by Mrs. Alvaro Santa María Prieto and Alejandro Lagos Letelier before the Court of Constitucion, in order that such tribunal decrees the necessary measures in order that the air surrounding the Constitucion Mill would not be harmful. Such demand, which went more than two years without progressing, has now been filed.

In our opinion and based on information available to us, this complaint lacks merit.

5. With regard to the Lincancel Mill, pursuant to Resolution No. 1828 dated June 13, 2007, the Sanitary Services Superintendency initiated an administrative sanctioning process against the Company regarding the surpassing of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendency resolved to amplify the charges included in resolution 1828.

The Company submitted its respective responses dated as of July 17, 2007. However, by Resolution No. 2589 of August 28, 2007, the Sanitary Services Superintendency sanctioned the Company with a fine of 100 UTA for not complying with the applicable emission norms (a fine that was already paid by the Company) and with a fine of 1,000 UTA for having put in danger, as is indicated in the resolution, the health of the population. The latter sanction was appealed before the Courts of Santiago and the matter is currently in progress.

6. With respect to the Licancel Mill, the Attorney General Office initiated an investigation related to the mortality of fish that took place in June 2007, for which complaints were compiled and submitted by both public and private entities. The investigation is being led by the Attorney General Office of Licanten (Case No. 0700427552-1).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

On September 29, 2009 the Gurantee Court of Licantén dismissed the proceedings in respect of the death of former employee José Francisco Bello Tanks and conditionally suspended proceedings in respect of employee Don Gustavo Kroll Spichiger.

Subsequently, the same Court on October 6, 2009, resolved to convict former Plant Manager Mr. Eduardo Quezada to pay a fine of 500 UTM. This ruling is final and executory.

7. With respect to the Licancel Mill, on September 7, 2007, the National Defense Council (Consejo de Defensa del Estado) filed against the Company a civil lawsuit for reparation of environmental harm and indemnification, before the Fourth Civil Court of Talca (Case No. 322-2007). Upon notification, the parties agreed to suspend the proceedings for ninety business days, which was approved by the Court on December 21, 2007. On May 16, 2008, proceedings were reinitiated and the matter is currently in progress.

8. On August 14, 2009, the Company was notified with a demand for compensation for damages filed by lawyers representing a Group of 168 fishermen from region VII and workers in related activities, located in the creeks of artisanal fishermen of Putu, La Trinchera, Iloca, Duao and Llico.

This demand seeks an order requiring the Company for alleged damages caused in the Mataquito River, its estuary and the adjacent coastline as a result of the alleged environmental damage in the Mataquito River, requesting that the Company be ordered to pay each plaintiff.

The cause is now pending in the 11 Civil Court in Santiago, autos role 16.009-2009, in the state to answer the demand by the Company.

9. Parents and Brothers of the worker, Mr. Julio Gonzalo Cartes Barrientos, who was electrocuted while trying to repair a luminary, filed on August 3, 2004 a civil suit for compensation for damages in tort against the Company, as contractor, and against José Reinaldo Vargas as a Company principal.

The Company claimed that the statute of limitations had lapsed and argued, in the alternative, that the worker had been careless by disregarding the instructions of his superiors by not assembling scaffolding to repair a lamp post. The decision of first instance was favorable to the Company, accepting the alleged lapse of the statute of limitation. The case was then returned to a mediation hearing in the state of first instance so that the judgment could be rendered.

10. On August 25, 2005, the Chilean Servicio de Impuestos Internos (hereinafter the “Chilean IRS”) issued the tax calculations No. 184 and No. 185 of 2005, objecting the operations of capital devolution effected on April 16, 2001 and October 31, 2001 by Celulosa Arauco y Constitución S.A., and furthermore, requesting reimbursement for amounts returned for tax loss as well as the restatement to the balance of the taxable revenues fund (FUT). On November 7, 2005, the Company requested an administrative review of the tax action called Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”) and, subsidiarily, a claim was filed against those tax calculations No. 184 and 185, 2005. The administrative review (RAF) was resolved on January 9, 2009 by the Chilean IRS which partially sustained the Company’s request.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

The findings were sent to the Tax Court of Santiago Oriente to initiate the tax proceedings with regards to the disputed amount. The Court has not yet initiated the proceeding.

Considering the position of the Company is supported by solid legal arguments, there is a reasonable margin of a favorable outcome for the Company. However, if this result does not occur, it is possible that an obligation will arise for the amount specified, plus any accrued interest as of the payment date.

11. Luis Alberto Ossandón Valdés filed a lawsuit against the Company and Forestal Celco S.A. before the Ninth Civil Court of Santiago declaring a sales contract for real estate purchased at public auction null and void. In the aforementioned auction, the Company was awarded several forestry plots of land located on the El Trapiche country property, located in the provinces of Constitución and Talca. The plaintiff also filed a reivindication action against Forestal Celco S.A., to whom the Company transferred said real estate through a sales agreement.

On June 2, 2008, after pronouncement of the final verdict, the lawsuit was ruled inadmissible in all its stipulations, with court costs awarded to be charged against the plaintiff. The plaintiff filed an appeal against the ruling on July 1, 2008. To date, the appeal hearing and verdict are still pending at the Appellate Court.

12. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of the propagation of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On July 3, 2009, Forestal Celco S.A. answered the complaint. The case is currently suspended waiting for the decision of the Court of Appeal of a recusal application regarding the Judge of first instance submitted by the applicant.

13. On December 1, 2007, Forestal Celco S.A. was notified of a civil lawsuit filed by Marcela Larraín Novoa on behalf of Nimia del Carmen Alvarez Delgado against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. This lawsuit seeks to obtain reivindication for an 88% share of the rights to the “Loma Angosta” property, which has a surface area of 281.89 hectares. This property was purchased by Forestal Celco S.A. from Patricia del Carmen Muñoz Zamorano in 1994. To date, Patricia del Carmen Muñoz Zamorano has not yet been notified.

On May 18, 2008, the Company filed its responses through dilatory pleas. To date, the plaintiff has not answered the request nor rectified the lawsuit.

14. On April 29, 2004, Aserraderos Arauco S.A. was notified of a lawsuit for contract fulfillment and compensatory damages, filed before the Second Civil Court of Concepción by Ingeniería y Construcciones Ralco Ltda, case No. 3.218-2008. The plaintiff maintains that the contracts entered into with sawmill administrators include Aserraderos Arauco S.A. The case has currently been archived, with no actions being taken.

15. On January 29, 2009, Forestal Valdivia S.A. was notified of a civil lawsuit filed by Carlos Nambrard Figueroa by himself and on behalf of the members of the Julia Figueroa Olivero Estate, against Forestal Valdivia S.A and Forestal Tornagaleones S.A., which aims to make

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

both companies jointly and severally liable for compensation of alleged material and moral damages suffered as a result of the occupancy, plantation and operation of an agricultural piece of land (Cerros del Lingue) over which the Estate alleges ownership rights. Forestal Validivia S.A. has held ownership rights and material and legal possession for more than ten years with respect to such piece of land.

Forestal Valdivia S.A. responded to the lawsuit arguing that it should be rejected for a lack of legal basis. The case is currently in progress.

16. On October 8, 2007, the Argentine Administración Federal de Ingresos Públicos (AFIP) notified the subsidiary Alto Paraná S.A. (hereinafter “APSA”) of the commencement of an administrative process (“court-initiated proceedings”). In this process, AFIP is investigating the deductibility of the income tax of certain expenses, interests and exchange gains or losses generated by Private Negotiable Obligations that were issued by the Company in 2001.

On December 14, 2007, the AFIP notified APSA that it rejected APSA’s position and proceeded to demand the income, within fifteen administrative business days, of the calculated differences in the income taxes for the financial years 2002, 2003 and 2004 in principal and the rest as back interest and penalty fines.

On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court, with absolute certainty that in the legal process APSA is correct and that its actions have always pertained to its rights. Based on the opinion of the legal counsel and according to the analysis and evaluation of the grounds of the claim, of the applicable norm and the existing judicial precedents, APSA considers that there are solid grounds that credit the legitimacy of its acting in the determination of its tributary charge, and expects, though it cannot provide any assurances, that the fiscal claim shall be revoked by the jurisdictional court. For such reasons it has not been made a provision for this concept in any of the fiscal years in which the negotiable obligations were in force.

During the course of this case, and with reference to the payment of the proceeding rate to the fiscal court, on July 18, 2008, the instructor of the case intimated APSA an amount with respect to the proceeding rate before the fiscal court. Against this intimated resolution, on August 14, 2008, APSA sought annulment or appeal on the basis that the intimated rate was unreasonable.

On September 10, 2008, APSA filed a complaint with the National Appeals Chamber in Federal Administrative Contentious matters, which was conceded, so that the question will be resolved by this chamber and eventually by the Argentine Supreme Court. The analysis of the basis of the appeal leads to an optimistic view of the case in the opinion of the APSA’s legal counsel.

17. On November 28, 2008. APSA was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 that questioned the timely liquidation of foreign currency with respect to export proceeds.

Alto Paraná S.A. responded to the charges in a timely and correct manner.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

At the date of issuing the present financial statements and considering the preliminary state of proceedings, APSA Legal Advisors are not in a position to estimate the result of the hearing: for such reason and in the understanding that there are no legal grounds for the charges, it has not been made a provision for this concept.

18. On March 2, 2009, the General Department of Revenue of the Province of Misiones notified to Alto Paraná S.A. of a Proceeding Review within the framework of a Tax Audit Procedure.

The pretension of the Provincial Tax Authority is referred to an alleged debt for Gross Income Tax, retentions over the Gross Income Tax and Forestry Services Tax for fiscal period between July 2006 and December 2007. The determination of the Provincial Tax Authority is founded mainly, in the alleged taxability on income for exports vis a vis the Gross Income tax, in the method of allocating such taxable base to the Province of Misiones and the inclusion of certain supplies (wood chips) in the taxable base of the Forestry Services Tax.

On April 17, 2009, APSA answered the aforementioned hearing requesting that the tax determination be declared null and void ex officio and that the proceedings be archived on the understanding of the declared inadmissibility stipulated in the tax request.

On May 29, 2009 the General Department of Revenue of the Province of Misiones ordered through Resolution 1342/2009 the filing of proceedings without any fiscal adjustment determined.

At the closing date there are no other contingencies that might significantly affect the Companies financial, economic or operational conditions.

Provisions at September 30, 2009 and at December 31, 2008 are as follow:

Types of Provisions	09/30/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Provisions, Current	4,582	3,753	2,320
Security provision	49	0	0
Legal claims provision	4,533	3,753	2,320
Other provision	0	0	0
Provisions, non-current	37,558	5,585	6,271
Legal claims provision	37,558	5,516	6,161
Other provision	0	69	110

	09/30/2009
Movements in Provisions	Legal Claims ThU.S.$	Other Provision ThU.S.$	Total ThU.S.$
Opening balance	9,269	69	9,338
Changes in provisions
Additional provisions	1,461	55	1,516
Increase (decrease) in existing provisions	31,250	0	31,250
Used provisions	(516)	0	(516)
Increase (decrease) in foreign currency exchange	627	0	627
Other increases (decreases)	0	(75)	(75)
Changes in provisions, total	32,822	(20)	32,802
Total provision, closing balance	42,091	49	42,140

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

	12/31/2008
Movements in Provisions	Legal Claims ThU.S.$	Other Provision ThU.S.$	Total ThU.S.$
Opening balance	8,481	110	8,591
Changes in provisions
Increase (decrease) in existing provisions	1,848	(41)	1,807
Used provisions	(491)	0	(491)
Increase (decrease) in foreign currency exchange	(569)	0	(569)
Other increases (decreases)	0	0	0
Total Changes	788	(41)	747
Closing balance	9,269	69	9,338

Provisions for legal claims are for labor and tax judgments whose payment period is indeterminate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. TYPES OF INTANGIBLE ASSETS (IAS 38)

Arauco holds the following main intangible assets:

Purchased goodwill

Computer software

Water-rights

Policy on Identifiable Intangible Assets

(i) Computer Software

Purchased licenses of computer software are capitalized based on acquisition costs plus other costs incurred to make them compatible with specific programs. These costs are amortized during estimated useful life.

(ii) Goodwill

Goodwill represents the excess in acquisition cost over the fair value of the Group’s share of the identifiable net assets of the acquired subsidiary/associate at acquisition date. Goodwill is not amortized but is subject to an annual impairment test.

(iii) Water-rights

Water-rights are recognized at historical cost and have unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized but are subject to periodic impairment tests.

Recognition and Measurement criteria of Identifiable Intangible Assets

Cost Model

After initial recognition, intangible assets are carried at cost, including any accumulated amortization and impairment losses.

Amortization Method for Software Programs

Amortization of an intangible asset with a finite useful life shall be carried on a systematic basis over said useful life. Amortization begins when the asset is available for use, that is, when it complies with all the necessary conditions to operate in the manner foreseen by the Company.

Amortization Method for Other Identifiable Intangible Assets

Acquired goodwill is assigned to each of the cash-generating units (CGU) in order to prove impairment losses. Assignment is carried out in the CGU’s that are expected to benefit from the business combination in which the goodwill occurred.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Identifiable Intangible Assets

Types of Intangible Assets, Net	09/30/2009 ThU.S.$	12/31/2008 ThU.S.$
Intangible assets, Total	77,625	14,469
Acquired goodwill,	66,408	3,134
Identifiable intangible assets, net	11,217	11,335
Software programs	4,461	5,738
Other identifiable intangible assets	6,756	5,597
Types of intangible assets, gross	90,275	25,287
Acquired goodwill	66,408	3,134
Identifiable intangible assets, gross	23,867	22,153
Software programs	17,093	16,529
Other identifiable intangible assets	6,774	5,624
Types of accumulated amortization and impairment, intangible assets
Accumulated amortization and impairment	(12,650)	(10,818)
Software programs	(12,632)	(10,791)
Other identifiable intangible assets	(18)	(27)

Reconciliation between opening and closing book values

	09/30/2009
Intangible Movements	Computer Programs ThU.S.$	Goodwill ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening Balance
Changes	5,738	3,134	5,597	14,469
Additions	466	63,274	1,100	64,840
Disappropriations	(3)	0	0	(3)
Amortization	(1,743)	0	0	(1,743)
Increase (decrease) in foreign currency conversion	3	0	59	62
Changes Total	(1,277)	63,274	1,159	63,156
Closing Balance	4,461	66,408	6,756	77,625

	12/31/2008
Intangible Movements	Computer Programs ThU.S.$	Goodwill ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening Balance
Changes	6,808	3,134	5,698	15,640
Additions	1,198	0	0	1,198
Disappropriations	0	0	(22)	(22)
Amortization	(2,268)	0	0)	(2,268)
Increase (decrease) in foreign currency conversion	0	0	(79)	(79)
Changes Total	(1,070)	0	(101)	(1,171)
Closing Balance	5,738	3,134	5,597	14,469

		Minimum life or rate	Maximum life or rate
Software programs life or rate	Life	3	16

The amortization of software programs are presented in the comprehensive income statement in line administration expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. BIOLOGICAL ASSETS (IAS 41)

Arauco’s biological assets correspond to forestry plantations mainly radiata and taeda pine. The total plantation is distributed in Chile, Argentina, Brazil and Uruguay, reaching 1.5 million hectares, of which 955 thousand hectares are plantations, 317 hectares are native forest, 200 thousand hectares are used for other purposes and 44 thousand hectares are used for planting.

The harvest of forest plantations, aims to supply feedstock for other products, which Arauco produces and sells. By controlling directly the development of forests that will be processed, Arauco is assured of having high quality timber for each of their products.

Arauco uses the discounted future cash flows criteria to value forestry plantations.

Cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand of the Company’s owned industrial centers and sales to third parties. Margin of Sales are also considered in the valuation of the different products that are harvested in the forest. Any changes in the value of the plantations, in accordance with the criteria previously described, are accounted for in the current financial year’s income statement, pursuant to IAS 41.

Under IFRS, changes in fair value less estimated costs at point of sale of forest plantations is recognized in results, affecting incomes in each period. This is presented in the Statement of Income in the line Other operating income, which at September 30, 2009 is ThU.S.$ 115,017 (ThU.S.$ 39,435 at September 30, 2008).

For purposes of the valuation of biological assets, there is a higher cost of wood that occurs in Cost of sales, which at September 30, 2009 is ThU.S.$ 83,984 (ThU.S.$ 121,778 at September 30, 2008).

The company holds fire insurance policies against forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow fire risks to be minimized.

Forestry plantations classified as current assets correspond to those to be harvested and sold in the short term.

Detail of Biological Assets Pledged as Security

There are no forestry plantations pledged as security, except for the ones belonging to Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, Special Purpose Entity). In October, 2006, pledges without transfer and prohibition to sell and encumber were constituted in favor of JPMorgan and Arauco, for forests located on their own land. At June 30, 2009, the fair value of these forests reached ThU.S.$64,148 as compared to ThU.S.$73,759 at December 31, 2008.

Detail of Biological Assets with Restricted Ownership

At the date of these financial statements, there are no biological assets with restricted ownership.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Agricultural Products

Agricultural Products relate mainly to forestry products that are intended for sale pertaining to the operation and are valued at fair value at the closing period.

No significant grants have been received.

Biological Assets Movement

09/30/2009 ThU.S.$
Opening Balance	3,652,433
Changes in Biological Assets
Additions	77,118
Decreases due to Sales, Biological Assets	(2,348)
Decreases due to Harvest, Biological Assets	(145,665)
Profit (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	115,017
Increases (decreases) in Foreign Currency Translation, Biological Assets	100,091
Other Increases (decreases), Biological Assets	(4,248)
Total Changes	139,965
Closing Balance	3,792,398

12/31/2008 ThU.S.$
Opening Balance	3,823,019
Changes in Biological Assets
Additions	154,414
Decreases due to Sales, Biological Assets	(2,137)
Decreases due to Harvest, Biological Assets	(296,321)
Profit (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	65,201
Increases (decreases) in Foreign Currency Translation, Biological Assets	(90,642)
Other Increases (decreases), Biological Assets	(1,101)
Total Changes	(170,586)
Closing Balance	3,652,433

At the date of these financial statements committed no disbursements for the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. ENVIRONMENT

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department with each of its specialists that ensures these guidelines are met and put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses in its productive processes several supplies, such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Environment Related Disbursement Information

At September 30, 2009 and 2008 respectively, Arauco made the following disbursements related to its main environmental projects:

Company	09-30-2009 Name of Project	Disbursements undertaken 2009				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	In process	4,014	Asset	Property, plant and equipment	614	2009-2010
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	In process	343	Expense	Operating costs	64	2009
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	12,000	Asset	Property, plant and equipment	5,493	2009-2010
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Ended	1,757	Asset	Property, plant and equipment	0	0
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	589	Expense	Operating costs	255	2009
Celulosa Arauco y Constitución S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,158	Asset	Property, plant and equipment	199	2009
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	2,382	Asset	Property, plant and equipment	2,914	2009-2010
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	19,807	Expense	Operating costs	5,024	2009
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	860	Asset	Property, plant and equipment	0	0
Celulosa Arauco y Constitución S.A	Construction of Outlets	In process	5,014	Asset	Property, plant and equipment	500	2009
Celulosa Arauco y Constitución S.A	Construction of Outlets	Ended	746	Asset	Property, plant and equipment	0	0
Alto Paraná S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	1,207	Asset	Property, plant and equipment	1,561	2009
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,164	Asset	Property, plant and equipment	2,640	2009
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	274	Asset	Property, plant and equipment	1,581	2009
Alto Paraná S.A	Environmental improvement studies	Ended	509	Asset	Property, plant and equipment	0	0
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	1,833	Asset	Property, plant and equipment	1,206	2009-2010
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	737	Expense	Operating costs	455	2009
Paneles Arauco S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	43	Expense	Operating costs	235	2009
Paneles Arauco S.A	Environmental improvement studies	In process	164	Expense	Operating costs	625	2009
Paneles Arauco S.A	Environmental improvement studies	In process	454	Asset	Property, plant and equipment	543	2009
Forestal Celco S.A	Environmental improvement studies	In process	79	Asset	Property, plant and equipment	2,806	2009-2010
Aserraderos Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	502	Asset	Property, plant and equipment	510	2009
Placas do Paraná S.A	Environmental improvement studies	In process	497	Asset	Property, plant and equipment	349	2009

			58,133			27,574

Company	09-30-2008 Name of Project	Disbursements undertaken 2008				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	In process	17,525	Asset	Property, plant and equipment	6,169	2009
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	In process	259	Expense	Operating cost	38	2009
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	5,864	Asset	Property, plant and equipment	21,637	2009
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	953	Expense	Operating cost	2,662	2009
Celulosa Arauco y Constitución S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,793	Asset	Property, plant and equipment	5,289	2009
Celulosa Arauco y Constitución S.A	Expansion of solid industrial waste dumpsite for management of these in the future	Ended	8,469	Expense	Operating costs	0	0
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	1,230	Asset	Property, plant and equipment	66	2009
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	7,062	Expense	Operating costs	649	2009
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	607	Asset	Property, plant and equipment	0	0
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	108	Expense	Administration expenses	0	0
Celulosa Arauco y Constitución S.A	Construction of Outlets	In process	22,857	Asset	Property, plant and equipment	2,333	2009
Alto Paraná S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	632	Asset	Property, plant and equipment	4,202	2009
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	5,476	Asset	Property, plant and equipment	6,907	2009
Alto Paraná S.A	Environmental improvement studies	In process	8,605	Asset	Property, plant and equipment	4,014	2009-2008
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	4,971	Asset	Property, plant and equipment	2,042	2009-2010
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	200	Expense	Administration expenses	100	2008
Paneles Arauco S.A	Environmental improvement studies	In process	1,268	Expense	Administration expenses	518	2008
Paneles Arauco S.A	Environmental improvement studies	In process	1,332	Asset	Property, plant and equipment	1,310	2008
Forestal Celco S.A	Environmental improvement studies	In process	41	Expense	Administration expenses	611	2009
Forestal Celco S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	216	Asset	Property, plant and equipment	5	2009
Aserraderos Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	2,705	Asset	Property, plant and equipment	19	2008
Aserraderos Arauco S.A	Environmental improvement studies	In process	1,930	Asset	Property, plant and equipment	308	2008
Placas do Paraná S.A	Environmental improvement studies	In process	4,407	Asset	Property, plant and equipment	168	2009

			100,510			59,047

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS (IFRS 7)

Classification

The following table shows Arauco’s financial instruments at September 30, 2009, December 31, 2008 and January 1, 2008. An informative estimate of fair value is shown for instruments valued at amortized cost.

Financial Instruments	09/30/2009		12/31/2008		01/01/2008
	Amortized Cost ThU.S.$	Fair Value ThU.S.$	Amortized Cost ThU.S.$	Fair value ThU.S.$	Book value ThU.S.$
Assets
Fair value with change in Profit and Loss (Negotiation)	0	553,049	0	72,745	204,731
Interest Rate Swaps	0	5,762	0	7,707	10,626
Exchange Rate Forward	0	0	0	5,762	0
Mutual funds (*)	0	547,287	0	59,276	194,105
Loans and Accounts Receivables	719,551	719,551	704,699	704,699	777,592
Cash and cash equivalents	110,147	110,147	108,032	108,032	73,767
Cash (*)	26,568	26,568	18,662	18,662	37,507
Fixed Term Deposits (*)	83,579	83,579	72,198	72,198	36,260
Repurchased Agreements (*)	0	0	17,172	17,172	0
Receivables (net)	604,404	604,404	596,667	596,667	703,825
Trades and Notes Receivable	519,486	519,486	536,730	536,730	601,571
Other Debtors	89,918	89,918	59,937	59,937	102,254
Hedging	438	438	0	0	0
Hedge Swaps	438	438	0	0	0
Liabilities
Financial Liabilities at amortized cost	3,491,718	3,648,744	2,961,647	2,850,950	3,026,819
Bonds issued in Dollars	2,232,251	2,377,238	1,829,990	1,799,876	1,840,063
Bonds issued in UF	366,981	386,116	203,668	187,815	0
Bank Loans in Dollars	523,649	516,553	612,624	547,893	870,555
Bank Loans in other currencies	35,404	35,404	4,267	4,268	3,477
Finance Leasing	680	680	1,394	1,394	3,597
Trades and other Payables	332,753	332,753	309,704	309,704	309,127
Financial liabilities with Change in Profit and Loss	0	12,689	0	14,051	7,007

(*)	As of September 30, 2009, December 31, 2008 and January 01, 2008, respectively, the composition of cash and cash equivalents presented in the financial statement position is as follows:

	09/30/2009	12/31/2008	01/01/2008
Cash and cash equivalent	657,434	167,308	267,872
Cash	26,568	18,662	37,507
Fix Term Deposits	83,579	72,198	36,260
Repurchased Agreements	0	17,172	0
Mutual funds (*)	547,287	59,276	194,105

Mutual funds are considered as cash equivalents since they are highly liquid investments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Fair Value Financial Assets with Changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in profit and loss are financial assets held for negotiation. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as for negotiation unless they are defined as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value, recognizing its changes in value in the income statement. These assets are held with the objective of maintaining adequate liquidity levels to meet the Company’s obligations.

The following table details the Arauco’s financial assets at fair value with changes in profit and loss:

	September 2009 ThU.S.$	December 2008 ThU.S.$	Period Variation
Fair value with changes in profit and loss (Negotiation)	553,049	72,745	660%
Interest Rate Swap	5,762	7,707	-25%
Forward Exchange Rate	0	5,762	-100%
Mutual Funds	547,287	59,276	823%

Swaps: At the closing balance date, financial assets classified in this category are not considered hedging instruments, as there is no uncertainty over their underlying liability, so these instruments obey the management strategy regarding implicit structural liquidity risk for Arauco operations. The fair value of this item decreased by 25% compared to December 31, 2008 due to lower horizon cash flows from swaps.

Forwards: Arauco acquires this type of instrument to hedge functional currency exchange rate risks. These instruments are generally acquired with short-term maturity periods. At the date of these financial statements, Arauco has no assets in this category.

Mutual Funds: Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as US Dollars or Euros. This instrument is accepted by the Company’s placement policy. At the date of these financial statements the company has increased its position in this type of instrument by 823% as compared with December, 2008.

Held-to-Maturity Investments

These are non-derivative financial instruments with a fixed maturity date such as fixed interest securities and redeemable preference shares, which the company intends to hold until maturity and has the financial resources to do so. If they are sold prematurely (except for exceptional circumstances) the company would be obliged to reclassify the remainder of the investments included in this category as Available-for-sale for the current tax year and the following two years. These assets are valued at amortized cost, which is initial recognition less capital payments, plus (less) accumulated amortization using the effective rate method for any differences between initial recognition and the value at maturity, less any impairment or bad debt deductions.

At September 30, 2009 there were no assets held-to-maturity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Loans and Receivables

These are non-derivative financial assets with fixed or determinable payments, and are not traded on an active market, that is, they are not available for trading. In the balance sheet they are included in Current Assets, except for assets with a maturity exceeding 12 months. These assets are recorded at amortized cost using the effective interest method and are subject to impairment testing. Financial assets which comply with this definition are: cash and cash-equivalents, fixed term deposits, repurchase agreements, debtors and notes receivable, and other debtors.

	09/30/2009 ThU.S.$	12/31/2008 ThU.S.$
Loans and Receivables	719,551	704,699
Cash and Cash Equivalents	110,147	108,032
Cash	26,568	18,662
Fixed Term Deposits	83,579	72,198
Repurchased Agreements	0	17,172
Receivables (Net)	609,404	596,667
Trades and Notes Receivable	519,486	536,730
Other Debtors	89,918	59,937

Cash and Cash Equivalents: Includes both cash flow and bank account balances, fixed term deposits and repurchase agreements. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

Fix Term Deposits and Repurchased Agreements: The objective of this instrument is to maximize short-term cash flow surpluses. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

Trades and Notes Receivable: These represent enforceable rights for Arauco resulting from the normal course of the business, namely, the operation activity or corporate purposes.

Other Debtors: Correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

Trades are presented at net value, in other words, net of bad debt estimates. This provision is determined when there is evidence that Arauco will not receive the payments agreed to in the original sales terms. These provisions are carried out when a customer files and reaches legal bankruptcy agreement or is in default of payments, or when Arauco has exhausted all the debt collection instances within a reasonable period. These include telephone calls, e-mails and debt collection letters. In the case of sales in Chile corresponding to our distribution affiliate Arauco Distribución S.A., the provisions are estimated using a percentage of receivables which is determined on a case by case basis, considering the client’s internal risk classification and the debts aging (days past due).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Available-for-sale

Correspond to all financial assets not included in the previously mentioned categories. This also includes capital investment instruments that are not valued at fair value in the income statement. Furthermore, under IFRS, Arauco can consider any loan or receivable as an available-for-sale financial asset.

At the closing balance sheet date Arauco had no Available-for-sale financial assets.

The following table summarizes Arauco’s financial assets at closing balance:

	09/30/2009 ThU.S.$	12/31/2008 ThU.S.$
Financial Assets	1,272,600	777,444
Fair Value with changes in Profit and Loss (Negotiation)	553,049	72,745
Held-to-Maturity Investments	0	0
Loans and Receivables	719,551	704,699
Available-for-sale	0	0

Financial Liabilities Valued at Amortized Cost

These financial liabilities correspond to non-derivative instruments with contractual cash flow payments, which can either be fixed or subject to variable interest rate.

Also included in this category are the non-derivative financial assets for services or goods delivered to Arauco at closing of this balance sheet, which are yet to be paid. Generally these amounts are not insured and are generally paid within thirty days of recognition.

At closing balance, Arauco included in this classification obligations with banks and financial institutions, bonds issued in US Dollars and UF, creditors and other payables in this category.

	09/30/2009	12/31/2008	09/30/2009	12/31/2008
	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Financial Liabilities at Amortized Cost	3,491,718	2,961,647	3,648,744	2,850,950
Bonds Issued in Dollars	2,232,251	1,829,990	2,377,238	1,799,876
Bonds Issued in UF	366,981	203,668	386,116	187,815
Bank Loans in Dollars	523,649	612,624	516,553	547,893
Bank Loans in other Currencies	35,404	4,267	35,404	4,268
Financial Leasing	680	1,394	680	1,394
Trades and Other Payables	332,753	309,704	332,753	309,704

Fair Value Financial Liabilities with Changes in Profit and Loss

Liabilities, assigned as such at initial recognition and liabilities classified as held for negotiation shall be included in this category.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

At closing balance, Arauco held one swap and forward as a financial liability at fair value with changes in Profit and Loss. Both types of liabilities had a net decrease of 10%, due to a rate decreases experienced by the economy comparing December 2008 up to date.

A summary of Arauco’s financial liabilities at closing balance date:

Financial Liabilities	09/30/2009 ThU.S.$	12/31/2008 ThU.S.$
Total Financial Liabilities	3,504,407	2,975,698
Financial Liabilities at Fair Value with Changes in Profit and Loss (negotiation)	12,689	14,051
Financial Liabilities Measured at Amortized Cost	3,491,718	2,961,647

Hedging Instruments

Hedging instruments registered at September 30, 2009 correspond to cash flow hedges. Specifically, at the closing balance date, Arauco recorded two cross currency swaps for a total of ThU.S.$438 presented in Equity as Other comprehensive results.

Nature of Risk

Arauco is exposed to the risk of US Dollar exchange rate variations in order to fulfill other currency obligations with the public, such as bonds issued in UF (Chilean unit of account).

Information on Swaps Assigned as Hedging

Hedging Swaps H Series Bond

Hedging Objective

In March 2009, Arauco placed a bond for 2,000,000 UF on the Chilean market (nemo: BARAU-H) with an annual 2.25% coupon and semi-annual interest payments (March and September). This bond is amortized at the end of the period (bullet). Given that the interests begin to accrue at March 1, 2009, the first payment shall be on September 1 of this year. The maturity date is March 1, 2014.

In order to eliminate the risk of exchange rate, Arauco made two cross-currency swap contract listed below:

1.- Cross Currency Swap with Banco de Chile for 1,000,000 UF

With this Swap Arauco receives semi-annual interest payments (March and September) based on a nominal amount of 1,000,000 UF at a 2.25% annual rate, and interest is payable semi-annually (March and September) based on a notional amount of US$35,700,986.39 (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 4.99%.

Maturity date of this Swap is March 1, 2014.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

2.- Cross Currency Swap with JPMorgan for 1,000,000 UF

With this contract Arauco receives semi-annual interest payments (March and September) based on a notional amount of 1,000,000 UF at an annual rate of 2.25%, and interest rate is payable semi-annually (March and September) based on a notional amount of US$35,281,193.28 (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 4.94%.

The maturity date of this Swap is March 1, 2014.

Through a test of effectiveness, Arauco is able to validate that the instrument is highly effective within an acceptable range for Arauco to eliminate exchange rate uncertainty in commitments from the object of coverage.

Hedging Swaps F Series Bond

Hedging Objective

Arauco placed a F series bond in November 2008 and, March 2009 for an amount of 7,000,000 UF at an annual rate of 4.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross currency swap contracts which cover partially the bond amount posted:

Contract 1: With this contract Arauco receives semi-annual interest payments (April and October) based on a notional amount of 1,000,000 UF at an annual rate of 2.25%, and interest rate is payable semi-annually (April and October) based on a notional amount of US$38.38 million (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 5.86%.This contract expires on October 30, 2014.

Contract 2: With this contract Arauco receives semi-annual interest payments (April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and interest rate is payable semi-annually (April and October) based on a notional amount of US$37.98 million (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 5.79%.This contract expires on April 30, 2014.

Contract 3: With this contract Arauco receives semi-annual interest payments (April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and interest rate is payable semi-annually (April and October) based on a notional amount of US$37.98 million (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 5.8%.This contract expires on October 30, 2014.

Contract 4: With this contract Arauco receives semi-annual interest payments (April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and interest rate is payable semi-annually (April and October) based on a notional amount of US$37.62 million (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 5.79%.This contract expires on October 30, 2014.

By proof of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for Arauco to eliminate exchange rate uncertainty in commitments from the object of coverage.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Hedging Strategy

Given that Arauco holds a high percentage of assets in Dollars, the Company needs to reduce the exchange rate risk as it has obligations in readjustable Pesos. The aim of this swap is to eliminate exchange rate uncertainty, exchanging cash flows from readjustable Pesos obligations from the series H bond, with US Dollar cash flows (Arauco’s functional currency) at a fixed exchange rate and determined at the date of the contract execution.

Valuation Method

Fair value financial assets with changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in Profit and Loss are initially recognized at fair value and transaction costs are recognized in the Income Statement. Subsequently, they are registered at fair value.

Swap: They are valued using the discount cash flow method at a discount rate in accordance with operational risk, using specific swap valuation tools provided by the Bloomberg terminal.

Held-to-Maturity Investments

At September 30, 2009 Arauco had no held-to-maturity investments.

Loans and Receivables

Its value is recorded at amortized cost using the effective interest rate method, discounting the provision for bad debt. For informative purposes, this value is a reasonable approximation of fair value.

Repurchased Agreements: These are valued at initial investment cost of the short-term instrument plus interest accrued at closing date for the period.

Mutual Funds: Given their nature, they are recognized at market value (market quote) at the closing date for the period.

Available-For-Sale

At September 30, 2009, Arauco had no Available-for-sale financial instruments.

Financial Liabilities at Amortized Cost

Financial instruments classified in this category are valued at amortized cost value using the effective interest rate method.

For informative purposes, the fair value of these financial liabilities is shown. Estimates of bank obligations are determined using specific valuation techniques using cash flow discounted at rates in accordance with the risk of the operation, while bonds are valued at market price.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Financial Liabilities with Changes in Profit and Loss

Swap: These financial instruments are valued using the discount cash flow method at a rate in accordance with the operation risk, using the information given by each bank as a counterpart.

Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value. The forwards are recorded as assets when fair value is positive and as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

When a contract expires or when the company proceeds to close down the position, the Company will recognize the gain or loss generated in results.

Hedging

These financial instruments are valued using the discount cash flow method at a rate in accordance with the operation risk, using the information given by each bank as a counterpart.

Risk Management

Arauco’s financial assets are exposed to several financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s global risk management program focuses on financial market uncertainty and tries to minimize potential adverse effects over Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Finance department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The Company does not actively participate in the trading of its financial assets for speculative purposes.

Type of risks that arise from financial instruments

Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different time horizons concerning the fulfillment of obligations subscribed to by counterparts, at the time of exercising contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Risk Exposure and How These Risks Arise

Arauco’s exposure to credit risk is directly related to each of its customer’s individual capacities to fulfill their contractual commitments, reflected in commercial debtor accounts.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

As a policy, Arauco holds insurance policies for open account sales. These are to cover export sales from Celulosa Arauco y Constitución S.A., Aserraderos Arauco S.A., Paneles Arauco S.A. and Forestal Arauco S.A., as well as local sales of Arauco Distribución S.A., Arauco Wood, Arauco Colombia S.A. and Alto Paraná S.A. (and affiliates). Arauco works with Continental Credit Insurance Company (AA- Fitch Ratings). Placas do Paraná (Brazil) local sales credits are insured with Euler Hermes Insurance Company and for AraucoMex S.A the Company works with Atradius. These insurance policies cover 90% of the invoice with no deductible.

In order to guarantee a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco holds several guarantees, such as mortgages, pledges, standby letters of credit, bank guarantee bonds, checks, promissory notes, consumption loans or any other guarantee that may be needed pursuant to each country’s legislation. Debt covered by this type of guarantee amounted to US$ 32 million in September 2009. The guarantee procedure is regulated by Arauco’s Guarantee Policy, which controls accounting and reporting, maturity dates and value.

The Company’s maximum credit risk exposure is limited to the amortized cost value of the registered trade accounts receivable, at the date of this report, less the sales percentage insured by aforementioned credit insurance companies and by the guarantees provided to Arauco.

Accounts exposed to this type of risk are: trade accounts receivable, notes receivable and miscellaneous debtors.

	September 2009 ThU.S.$	December 2008 ThU.S.$
Receivables (net)	600,545	588,803
Trades and Notes Receivable	529,922	543,553
Finance lease debtors	1,485	3,163
Other Debtors	93,153	58,393
Gross Subtotal	624,560	605,109
Estimated Trades and Uncollectable Notes - Bad Debt	(17,499)	(15,275)
Estimated Finance leases	0	0
Estimated Miscellaneous - Bad Debt	(6,516)	(1,031)
Subtotal Bad Debt	(24,015)	(16,306)
Non Current Receivables (net)	8,859	7,864
Trades and Notes Receivable	3,442	512
Finance lease debtors	2,136	4,777
Other Debtors	3,281	2,575
Gross Subtotal	8,859	7,864
Estimated Trades and Uncollectable Notes - Bad Debt	0	0
Estimated Finance leases	0	0
Estimated Miscellaneous - Bad Debt	0	0
Subtotal Bad Debt	0	0

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods.

Credit and Collections Department, which reports to the Finance Department, is responsible for minimizing receivables credit risk, supervising past due accounts. It is also responsible in the approval or rejection of credit limit for all sales. The standards and procedures for the correct control and risk management of credit sales are regulated by the Companies Credit Policy.

For customer credit line approval and/or modification, all Arauco Group companies have to follow an established procedure. All Credit requests are entered in to a Credit Evaluation model where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco Group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

In 2008, Arauco’s consolidated sales amounted to ThU.S.$3,730,562, of which 60.48% corresponded to credit sales, 25.04% to letters of credit sales and 14.48% to other types of sales, such as Cash Against Documents (CAD) and advance payments.

At December 2008, Arauco’s Sales Debtors reached ThU.S.$528,278 of which 63.18% corresponded to credit sales, 32.32% to letters of credit sales and 4.5% to other types of sales, such as CAD and advance payments, distributed among 1,928 clients. The client with the highest open account debt did not exceed 1.9% of total receivables at that date.

When analyzing the sales terms for the first quarter of 2009, consolidated Arauco sales amounted to ThU.S.$2,227,604 of which 57.24% corresponded to credit sales, 34.43% corresponded to letter of credit sales and 8.34% to other types of sales, such as Cash Against Documents (CAD) and advance payments. Furthermore, Arauco has some assurance from customers amounting to MU.S.$31,689 at the closing date of the balance sheet.

At September 2009, Arauco’s Sales Debtors reached Th U.S. $512,423, of which 60.78% corresponded to credit sales, 29.14% to letter of credit sales and 10.07% to other types of sales, such as CAD and advance payments, distributed among 3,221 clients. The client with the highest open account debt did not exceed 2.19% of total receivables at that date.

Letter of credit sales are mainly from Asia and the Middle East. Credit assessments to the issuing banks are performed periodically, in order to obtain ratings made by the principal risk classification companies on country and world risk ranking, and on their financial position over the last five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation is requested.

All sales are controlled by a credit verification system that has set parameters to block orders from clients who have registered past due amounts of a defined percentage of the debt and/or clients who at the time of product delivery have exceeded their credit limit or whose credit has expired.

Impairment over the last five years including the first quarter of 2009, amounts to US$8.07 million which represents 0.05% of total sales during this period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

	SALES DEBTOR IMPAIRMENT AS A PERCENTAGE OF TOTAL SALES
	September 2009	2008	2007	2006	2005	2004
Sales Debtors Impairment	0.006%	0.155%	0.030%	0.022%	0.017%	0.006%

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management.

In March 2009, Arauco implemented a Guarantee Policy in order to control the accounting, valuation and expiration dates.

Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill debt obligations at the time of expiration.

Explanation of Risk Exposure and How These Arise

Arauco’s exposure to liquidity risk is found mainly in its obligations to the public, banks and financial institutions, creditors and other payables. These may arise if Arauco is unable to meet net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Finance Management department constantly monitors the company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to control the risk level of available financial assets, Arauco works with an investment policy.

The following table shows the capital commitment of the main financial liabilities subject to liquidity risk, grouped according to their aging:

	09/30/2009 Maturity ThU.S.$
Loans with banks	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years
BBVA New York	0	1,773	0	216,000	24,000
Banco del Estado	0	0	102,528	0	0
Banco Santander Rio	0	9,151	0	0	0
BBVA Banco francés	0	1,515	0	0	0
Bank Boston	2,027	12,285	0	0	0
J.P.Morgan	10,350	8,571	17,142	111,428	0
Sampo Bank	0	1,648	0	0	0
Banco do Brasil	0	6,247	2,857	0	0
Banco Alfa	0	1	19	339	0
Banco ITAU	0	0	21,776	399	0
Santander Overseas Bank	0	4,827	0	0	0
Banco Votorantim	0	0	22	0	4,148

Total	12,377	46,018	144,344	328,166	28,148

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

	09/30/2009 Maturity ThU.S.$
Obligations bonds	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years
Yankee Bonds 2nd Emission	0	0	391	0	123,900
Yankee Bonds 3rd Emission	0	0	273,416	0	0
Yankee Bonds 4th Emission	0	0	1,416	385,561	0
Yankee Bonds 5th Emission	0	3,459	0	298,141	0
Yankee Bonds 6th Emission	9,250	0	0	366,663	0
Bonds 144-A	0	5,307	0	0	266,013
Barau-E	625	0	0	36,743	0
Barau-F	3,317	0	0	0	177,762
Barau-F	1,327	0	0	0	72,544
Barau-H	0	0	141	74,522	0
Yankee – 2019	0	6,344	0	0	492,390

Total	14,519	15,110	275,364	1,161,630	1,132,609

	09/30/2009 Maturity ThU.S.$
Financial Leases	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years
Banco Santander Chile	0	120	250	310	0

Total	0	120	250	310	0

	12/31/2008 Maturity ThU.S.$
Loans with banks	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years
BBVA New York	0	1,026	0	216,000	24,000
Citigroup	0	160,378	0	0	0
Banco de Chile	20,410	0	0	0	0
CITI New York	1,418	0	0	0	0
Banco Galicia	5,055	0	0	0	0
J.P. Morgan	10,771	8,571	17,142	137,143	0
Sampo Bank	0	0	3,278	0	0
Banco do Brasil	4,145	0	0	0	0
Banco Safra	0	41	0	0	0
Banco Alfa	0	0	82	0	0
Banco Overseas Bank	2,531	0	0	4,800	0
Banco Santander	100	0	0	0	0

Total	44,430	170,016	20,502	357,943	24,000

	12/31/2008 Maturity ThU.S.$
Obligations bonds	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years
Yankee Bonds 2nd Emission	0	102,100	0	0	0
Yankee Bonds 2nd Emission	0	2,734	0	0	124,930
Yankee Bonds 3rd Emission	0	8,749	0	268,846	0
Yankee Bonds 4th Emission	0	8,915	0	385,000	0
Yankee Bonds 5th Emission	7,303	0	0	297,770	0
Yankee Bonds 6th Emission	0	4,047	0	366,215	0
Bonds 144-A	1,004	0	0	0	265,623
Barau-E	0	226	0	32,425	0
Barau-F	0	1,201	0	0	156,570

Total	8,307	127,972	0	1,350,256	547,123

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

	12/31/2008 Maturity ThU.S.$
Financial Leases	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years
Banco de Chile	0	643	751	0	0

Total	0	643	751	0	0

Guarantees given

At the date of these financial statements, Arauco holds ThU.S.$ 2,566 as financial assets passed to third parties (beneficiaries), as a direct guarantee. If Arauco does not meet its obligation, the beneficiary can make this warranty effective.

At September 30, 2009, the assets covered by an indirect guarantee amounted to ThU.S.$286,371. The indirect guarantees are given to protect the obligation assumed by a third party, either a related company (the full guarantee of Celulosa Arauco on Alto Parana bonds amounted to ThU.S.$ 270,000) or an unrelated company (the buy-back operations that guarantee the obligation of forest service enterprises in the amount of ThU.S.$ 16,371, which in the event of default, Arauco can cancel the obligation to obtain the asset exchange contract).

Investment Policy:

Arauco has an Investment Policy, which identifies and limits financial instruments and companies in which Arauco companies are authorized to invest in, specifically, Celulosa Arauco y Constitución S.A. It is important to highlight that the company’s Treasury Department is centralized for its operations in Chile, by which the Head Office acts as an internal bank for Chilean affiliates, providing intercompany loans at a fixed rate determined by central management. Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where express authorization is required from the Chief Financial Officer.

With regard to financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, which depend on duration and on the issuer.

With regard to intermediaries, a methodology is used that aims at determining the relative risk level of each bank or entity with regard to their financial position and their debt and asset security, using a point system that gives a relative risk ranking. Arauco uses this system to define investment limits.

The required records for evaluation of the various criteria are obtained from official finance statements provided by the banks in evaluation and from the classification of in-effect short and long term debt securities, as defined by the controlling entity (the Superintendency of Banks and Financial Institutions) and used by Risk Classification companies authorized by said entity, in this case Fitch Ratings Chile, Humphreys and Feller Rate.

Evaluated criterias are: Capital and Reserves, Current Ratio, Equity Share in Total Investments in Financial System, Capital Yield, Operational Income Net Profit Ratio, Debt / Capital Ratio and the Risk Classifications of each entity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Any necessary exceptions regarding investment limits in each particular instrument or entity must have express authorization from Arauco’s Chief Financial Officer.

Type of Risk: Market Risk – Exchange Rate

Description

This risk arises from the probability of being affected by exchange rate losses due to the currency in which assets, liabilities and investments are held, but which are not included in the balance sheet of an entity.

Explanation of Risk Exposures and How these Arise

Arauco is exposed to the risk of US Dollar (functional currency) fluctuations for sales, purchases and obligations in other currencies, such as the Chilean Peso, Brazilian Real or others. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main risk.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on EBITDA and Profit.

Sensitivity analysis considers a variation of + / - 10% of the exchange rate at September 30, 2009 of the Chilean Peso. This fluctuation range is considered possible given current market conditions at closing date. With all other variables at a constant rate, a Dollar exchange rate variation of + / - 10% in relation to the Chilean Peso would mean a EBITDA variation of + / - US$ 25 million and a variation of + / - US$ 21 million for Profit After Tax for the following nine months.

The main financial instruments subject to exchange rate risk are local bonds issued in UF. These are not covered by swaps described in the Hedging chapter.

Amounts expressed in UF	09/30/2009	12/31/2008
Bonds Issued in UF (E Series)	1,000,000	1,000,000
Bonds Issued in UF (F Series)	3,000,000	5,000,000

Type of Risk: Market Risk – Interest rate

Description

This risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations. This risk mainly affects fixed income financial instruments.

Explanation of Risk Exposure and How These Arise

Arauco is exposed to risks due to interest rate fluctuations for obligations with the public, banks and financial institutions and financial instruments that accrue interest at a variable rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing the exposure to changes in interest rates. At September 30, 2009, 13.5% of the Company’s bonds and bank loans bear interest at variable rates. A change of + / - 10% interest rate, is considered a possible range of fluctuation. Such market conditions would affect the total value of our financial liabilities at + / - 0.22% and our interests earned in + / - U.S. $ 6.9 million:

	09/31/2009 ThU.S.$	Total
Fix rate	2,733,007	86.5%
Bonds issued	2,599,232
Loans with banks	133,775
Variable rate	425,278	13.5%
Bonds issued	0
Loans with banks	425,278
Total	3,158,285	100.0%

Type of Risk: Market Risk – Price of Pulp

Description

Pulp price is determined by world and regional market conditions. Prices fluctuate in terms of demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Risk Exposure and How These Arise

Pulp prices are reflected in operational sales within the income statement and directly affect the net profit for the period.

At September 30, 2009, operational income due to pulp sales accounted for 51% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods.

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the respective safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of + / - 10% of the average pulp price a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of + / - 10% in the average pulp price would mean a variation of the EBITDA of + / - US$ 180 million and + / - US$ 150 million for Net Profit at December, 2009.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS (IFRS 8)

Operating segments were defined in accordance with senior management internal reporting structure, in order to support operating decisions and resource allocation. Furthermore, availability of relevant financial information has been considered in order to define operating segments.

In line with the above, the Company established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Description of Products and Services which Provide Ordinary Income for each disclosed Segment

Following below are the main products that provide ordinary income for each operational segment:

•	Pulp: The main products sold by this department are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold in this area are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this business unit includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints, among others.

•

Forestry: This area produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, the Company purchases logs and woodchip from third parties which it sells to its other business areas.

Explanation on the measurements of Earnings, Assets and Liability of Each Segment

Pulp

The Pulp business unit uses wood exclusively from pine and eucalyptus plantations for the production of different types of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand fluff pulp is mainly used in the elaboration of diapers and female hygienic products.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately three million tons per year, placing the company among the world’s main producers. Pulp is sold in more than 40 countries, mainly in Europe and Asia, where it achieved and maintained a solid competitive position due to the excellent quality of its products and to the Company’s capacity to meet customer needs and high standards in logistics, which has resulted in an excellent market positioning of the Company on a worldwide basis.

Panels

The Panels business unit produces a wide range of panels products and several kinds of moldings aimed at the furniture, decoration and construction industries. In its nine industrial plants, 4 in Chile, 2 in Argentina and 3 in Brazil, the company has a total annual production capacity of 3.2 million m3 of plywood, PBO, MDF, Hardboards and moldings, making it one of the leading panel production companies in the world.

Sawn Timber

Sawn timber business unit department produces a wide range of wood and remanufactured products with different kinds of terminations and appearances, which include a wide variety of uses for furniture, packing, construction and refurbishing industries.

With 14 saw mills, 12 in Chile and two in Argentina, the company has a production capacity of 3.4 million m3 of sawn wood, making the company the leading wood producer in the Southern Hemisphere.

Furthermore, the company has six remanufacturing plants, five in Chile and one in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 28 countries.

Forestry

The Forestry Division is Arauco’s core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself of having quality wood for each of its products.

Arauco holds a growing forestry asset that is distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.5 million hectares at September 2009, of which 955 thousand hectares are used for plantation, 317 thousand hectares for native forests, 200 thousand hectares for other uses and 44 thousand hectares to be planted. Arauco’s principal plantations are Radiata and taeda pine. These are species that have a fast growth rate and short harvest cycles compared with other long fiber commercial woods.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

General Information on Earnings, Assets and Liabilities

Total General Information on Earnings, Assets and Liabilities

Period ending September 30, 2009	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities from external customers	1,213,294	357,368	60,322	585,863	10,757	0	2,227,604	0	2,227,604
Ordinary activity income among segments	15,739	2,276	493,956	27,343	19,179	0	558,493	(558,493)	0
Interest income	0	0	0	0	0	10,861	10,861	0	10,861
Interest expenses	0	0	0	0	0	(128,971)	(128,971)	0	(128,971)
Interest income, net	0	0	0	0	0	(118,110)	(118,110)	0	(118,110)
Depreciations and amortizations	102,596	14,841	5,511	31,412	2,735	0	157,095	0	157,095
Sum of significant income accounts	0	0	115,017	0	0	0	115,017	0	115,017
Sum of significant expense accounts	2,391	1,784	3,428	0	0	0	7,603	0	7,603

Profit (loss) of each specific segment	181,319	(3,128)	93,851	72,369	(157)	(190,881)	153,373	0	153,373

Company equity in profit and loss of associates and joint ventures
Accounted for using the equity method	0	0	0	0	0	5,682	5,682	0	5,682
Income tax expense (income)	0	0	0	0	0	43,149	43,149	0	43,149
Non-monetary asset disbursements of the segment	118,219	23,600	93,634	22,332	3,034	172,613	433,432	0	433,432
Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,061,098	323,598	33,937	370,918	830	0	1,790,381	0	1,790,381
Ordinary income - foreign (Foreign companies)	152,196	33,770	26,385	214,945	9,927	0	437,223	0	437,223
Total Ordinary Incomes	1,213,294	357,368	60,322	585,863	10,757	0	2,227,604	0	2,227,604

Period ending September 30, 2009	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,709,044	446,717	4,748,036	1,238,600	50,709	1,081,820	11,274,926	(10,228)	11,264,698
Investment in associates through equity method	0	0	0	0	0	143,097	143,097	0	143,097
Segment liabilities	120,919	48,468	73,097	267,870	13,464	4,483,291	5,007,109	0	5,007,109
Nationality of non-current assets
Chile	2,608,673	221,818	3,429,661	300,585	1,977	262,542	6,825,256	1,999	6,827,255
Foreign	512,449	34,219	927,714	585,033	37,489	0	2,096,904	0	2,096,904
Non-current assets, Total	3,121,122	256,037	4,357,375	885,618	39,466	262,542	8,922,160	1,999	8,924,159

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Period ending September 30, 2008	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities from external customers	1,547,971	571,625	79,920	733,107	20,278	0	2,952,901	0	2,952,901
Ordinary activity income among segments	27,623	2,922	587,571	44,048	24,241	0	686,405	(686,405)	0
Interest income	0	0	0	0	0	18,529	18,529	0	18,529
Interest expenses	0	0	0	0	0	(124,297)	(124,297)	0	(124,297)
Interest income, net	0	0	0	0	0	(105,768)	(105,768)	0	(105,768)
Depreciations and amortizations	86,481	15,400	4,362	31,134	2,713	0	140,090	0	140,090
Sum of significant income accounts	0	0	39,435	0	0	0	39,435	0	39,435
Sum of significant expense accounts	847	485	5,776	0	0	0	7,108	0	7,108

Profit (loss) of each specific segment	566,131	37,344	(55,784)	171,290	4,163	(276,099)	447,035	0	447,035

Company equity in profit and loss of associates and joint ventures
Accounted for using the equity method	0	0	0	0	0	5,057	5,057	0	5,057
Income tax expense (income)	0	0	0	0	0	99,299	99,299	0	99,299
Non-monetary asset disbursements of the segment	149,912	20,964	110,727	39,054	2,316	8,877	331,850	0	331,850
Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,353,866	516,372	51,621	438,359	712	0	2,360,930	0	2,360,930
Ordinary income - foreign (Foreign companies)	194,105	55,253	28,299	294,748	19,566	0	591,971	0	591,971
Total Ordinary Incomes	1,547,971	571,625	79,920	733,107	20,278	0	2,952,901	0	2,952,901

Period ending December 31, 2008	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,897,485	459,032	4,542,933	754,033	53,116	563,037	10,269,636	(30,492)	10,239,144
Investment in associates through equity method	0	0	0	0	0	141,590	141,590	0	141,590
Segment liabilities	120,282	42,195	86,272	107,484	10,108	3,865,567	4,231,908	0	4,231,908
Nationality of non-current assets
Chile	2,641,882	211,757	3,338,077	253,819	2,122	228,115	6,675,772	6,076	6,681,848
Foreign	534,348	31,567	781,380	210,422	38,258	0	1,595,975	0	1,595,975
Non-current assets, Total	3,176,230	243,324	4,119,457	464,241	40,380	228,115	8,271,747	6,076	8,277,823

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Period from July 01 to September 30, 2009	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities from external customers	448,948	139,157	16,415	226,798	3,346	0	834,664	0	834,664
Ordinary activity income among segments	7,411	757	173,152	7,981	7,141	0	196,442	(196,442)	0
Interest income	0	0	0	0	0	5,258	5,258	0	5,258
Interest expenses	0	0	0	0	0	(45,526)	(45,526)	0	(45,526)
Interest income, net	0	0	0	0	0	(40,268)	(40,268)	0	(40,268)
Depreciations and amortizations	35,888	6,632	2,494	15,938	945	0	61,897	0	61,897
Sum of significant income accounts	0	0	39,097	0	0	0	39,097	0	39,097
Sum of significant expense accounts	113	369	(1,306)	0	0	0	(824)	0	(824)

Profit (loss) of each specific segment	96,975	(1,923)	41,171	27,181	(1,240)	(68,834)	93,330	0	93,330

Company equity in profit and loss of associates and joint ventures
Accounted for using the equity method	0	0	0	0	0	(265)	(265)	0	(265)
Income tax expense (income)	0	0	0	0	0	23,376	23,376	0	23,376
Nationality of Ordinary Income
Ordinary income (Chilean companies)	396,670	126,052	6,182	141,281	277	0	670,462	0	670,462
Ordinary income - foreign (Foreign companies)	52,278	13,105	10,233	85,517	3,069	0	164,202	0	164,202
Total Ordinary Incomes	448,948	139,157	16,415	226,798	3,346	0	834,664	0	834,664

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Period from July 01 to September 30, 2008	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities from external customers	497,519	188,326	26,383	249,317	6,652	0	968,197	0	967,197
Ordinary activity income among segments	3,914	1,001	208,905	9,799	8,467	0	232,086	(232,086)	0
Interest income	0	0	0	0	0	6,321	6,321	0	6,321
Interest expenses	0	0	0	0	0	(33,284)	(33,284)	0	(33,284)
Interest income, net	0	0	0	0	0	(26,963)	(26,963)	0	(26,963)
Depreciations and amortizations	26,391	4,688	2,283	8,507	1,715	0	43,584	0	41,584
Sum of significant income accounts	0	0	25,549	0	0	0	25,549	0	25,549
Sum of significant expense accounts	847	(68)	1,306	(33)	0	0	2,052	0	2,052

Profit (loss) of each specific segment	163,035	11,991	(22,790)	50,953	(2,535)	(86,135)	114,519	0	114,519

Company equity in profit and loss of associates and joint ventures
Accounted for using the equity method	0	0	0	0	0	2,562	2,562	0	2,562
Income tax expense (income)	0	0	0	0	0	15,392	15,392	0	15,392
Nationality of Ordinary Income
Ordinary income (Chilean companies)	440,689	169,802	15,088	150,192	0	0	775,771	0	775,771
Ordinary income - foreign (Foreign companies)	56,830	18,524	11,295	99,125	6,652	0	192,426	0	192,426
Total Ordinary Incomes	497,519	188,326	26,383	249,317	6,652	0	968,197	0	967,197

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. EVENTS AFTER REPORTING PERIOD (IAS 10)

On October 16, 2009, Arauco through its subsidiary Arauco Internacional S.A., concluded the acquisition, jointly and on a 50/50 basis with the multinational Swedish-Finnish company Stora Enso Oyj (“Stora Enso”), the latter acting through its subsidiary Stora Enso Amsterdam B.V., of the following Uruguayan subsidiaries of the Spanish company Grupo Empresarial ENCE, S.A. (“Ence”): Eufores S.A. (with its subsidiary El Esparragal Asociación Agraria de Responsabilidad Limitada), Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The stock purchase agreement that preceded this acquisition, had been the subject of a “Material Fact” submitted to the Superintendency on May 18, 2009.

The definitive value of the transaction is US$335 million, and Arauco concurs with 50% of the same value.

The main assets acquired from Ence are: 130,000 hectares of land, of which 73,000 have forestry plantations; 6,000 hectares under agreements with third parties; one industrial site; the necessary environmental permits for the construction of a pulp mill; a river terminal; one chip producing mill, and one nursery.

All the above assets are added to the land and plantations that Arauco and Stora Enso already control through a joint company in Uruguay, in accordance with the agreement that was submitted to the Superintendency in our “Material Fact” dated September 27, 2009. All the above, allows such joint company to form a forestry land ownership in Uruguay of approximately 250,000 hectares of land, with almost fifty percent of such land being planted.

These assets assure a sufficient forestry base that permit Arauco to consider the construction of a future pulp mill in Uruguay, in respect of which a definitive decision will be made in the future.

Arauco estimates that this transaction will have positive effects in the results of the Company, even though as of the date hereof such effects are not quantifiable.

No other events have occurred between September 30, 2009 and the issuance of these financial statements that may affect significantly the financial situation of the Company.